DEXIA

Group

03 DEC -4 AM 7:21

The Secretary-General

03037915

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

November 20, 2003

***Attention*: Special Counsel/Office of International Corporate Finance**

PROCESSED

DEC 15 2003

THOMSON FINANCIAL

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

Please find enclosed the English version of following documents issued by Dexia S.A. on November, 20, 2003 :

- Press release relating to the financial results of Dexia S.A. - Q3 2003;
- Press release relating to the cooptation of a member of the Board of Directors of Dexia S.A.;
- Activity report Q3 2003.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Yours faithfully

Olivier Van Herstraeten
Secretary General
Dexia S.A.

dw 12/4

PRESS RELEASE

DEXIA

Press Contact - 1, de Meeûs Square B-1000 Brussels - Tel.: 02 222 46 81 - Fax: 02 222 90 90 - pressdexia@dexia.be

EMBARGO 5.40 PM
20/11/2003
14 PAGES

«MEDIA»
«NOM»

Third quarter 2003 Results

- **Net Income Q3 2003:** **EUR 343 million (up 95.5% vs Q3 2002)**
- **Gross Operating income Q3 2003:** **EUR 520 million (up 49.7% vs Q3 2002)**

First 9 months 2003 Results

- **Net Income 9M 2003:** **EUR 1,103 million (up 15.3% vs 9M 2002)**
- **Gross Operating Income 9M 2003:** **EUR 1,635 million (up 7.4% vs 9M 2002)**

- **Return on Equity[1]:** **16.9%**
- **Earnings Per Share:** **EUR 0.95 (EUR 0.83 for 9M 2002)**

EUR million	Q3 03	Evolution / Q3 02	9M 03	Evolution / 9M 02
Revenues	**1,280**	+14.2%	**3,889**	+0.2%
At constant scope and excluding exceptional items[2]		+16.6%		+6.8%
Costs	**- 760**	-1.7%	**- 2,253**	-4.4%
At constant scope and excluding exceptional items[2]		+3.0%		-1.4%
Gross Operating Income	**520**	+49.7%	**1,635**	+7.4%
At constant scope and excluding exceptional items[2]		+43.9%		+20.3%
Net Income	**343**	+95.5%	**1,103**	+15.3%
At constant scope and excluding exceptional items[2]		+68.3%		+27.0%

I. Consolidated Financial Statements as of 30 September 2003

The Board of Directors of Dexia met on 20 November 2003. It approved the Group's Financial Statements as of 30 September 2003. These are summarized below.

EUR million	Q3 02	Q3 03	Evol.	Underlying Evol.*	9M 02	9M 03	Evol.	Underlying Evol.*
Revenues	1,121	1,280	+14.2%	+16.6%	3,880	3,889	+0.2%	+6.8%
Costs	-774	-760	-1.7%	+3.0%	-2,358	-2,253	-4.4%	-1.4%
Gross Operating Income	348	520	+49.7%	+43.9%	1,522	1,635	+7.4%	+20.3%
Cost of Risk	-456	-48	n.s	-23.3%	-582	-119	-79.5%	-27.4%
Operating Income	-108	472	n.s	+55.4%	940	1 516	+61.2%	+25.8%
Taxes	+264	-116	n.s	+34.8%	+20	-353	n.s	+20.1%
Net Income	175	343	+95.5%	+68.3%	957	1,103	+15.3%	+27.0%
Cost/Income ratio	69.0%	59.4%	-	-	60.8%	57.9%	-	-
ROE[1]	8,6%	15,9%	-	-	16.0%	16.9%	-	-

(*) Without exceptional items, at constant scope

Revenues for the Third Quarter 2003, at EUR 1,280 million, were up 14.2% compared to the same quarter of last year. Excluding exceptional and non-recurring items, they were up 16.6% (+17.5% at a constant exchange rate). This progression stems mainly from the good performance of the Group's commercial business lines. Of note, revenues for the Third Quarter of last year suffered from the impairments on the bond and equity portfolios, booked in deduction from revenues.

Over the first nine months of the year, revenues were up 0.2% compared to the same period of last year and up 6.8% excluding the impacts of the changes in scope of consolidation and exceptional items. The contribution of exceptional revenues was indeed of EUR +170 million over the first nine months of 2002, against EUR +12 million this year. The underlying revenues' positive evolution over the quarter and more generally over the first 9 months of the year can mainly be explained by the strong revenues in Public and Project Finance, in spite of the unfavorable evolution of the Dollar compared to the Euro, and also by the rise of the revenues of Retail Financial Services.

Operating expenses amounted to EUR 760 million in the Third Quarter 2003, a 1.7% drop compared to the same quarter of 2002. However, if we exclude exceptional expenses, which were higher in 2002 than in 2003 (mainly restructuring expenses), they are up 3.0% compared to the Third Quarter of 2002.

[1] Return on Equity, annualized. If the goodwill relating to the share exchange offer on Dexia-BIL (in 1999), the acquisitions of FSA and Labouchere (in 2000), of Artesia BC, Kempen&Co, and Groupe Financière Opale (in 2001) had been capitalized and amortized over a period of 20 years, the ROE annualized would have been 1.1% for the first nine months of 2002 and 6.7% for the first nine months of 2003.

[2] A detailed list of exceptional items is available on page 17 of the Condensed Activity Report on the internet site www dexia.com in the « investor relations » section.

Over the first nine months of the year, costs were down 4.4%, and down 1.4%, if we exclude the effects of scope of consolidation and exceptional items (note that the underlying costs had already decreased by 4.3% between 2001 and 2002). This evolution demonstrates that the various actions taken in order to contain the costs have been successful, thanks in particular to the synergies derived from Artesia's integration. Cost synergies initially expected for 2003 (between EUR 50 et 60 million) were largely exceeded (EUR 104 million for the first nine months).

Gross Operating Income reached EUR 520 million in the Third Quarter 2003 or a rise of 49.7%. Excluding exceptional and non-recurring items and scope effects, it recorded a 43.9% increase. For the first nine months, the GOI rose by 7.4%, and 20.3% excluding the changes in scope of consolidation and exceptional items (a +23.5% increase at constant exchange rate).

The **Cost / Income ratio** also improved: it stood at 57.9% over the first nine months of 2003 against 60.8% as compared to the same period of 2002. On the basis of underlying costs and revenues, the improvement was even greater (amounting to almost 5 points): 57.4% from January to September 2003, against 62.1% over the same period of 2002.

Cost of risk in the Third Quarter of 2003 amounted to EUR 48 million, a strong decline as compared to the Third Quarter of 2002 level of EUR 456 million, a quarter during which a EUR 401 million provision had been booked to cover the risks on the ***share-leasing*** products in the Netherlands. Excluding this exceptional item, the cost of risk was down 23.3%. Cumulated over nine months, the cost of risk amounted to EUR 119 million in 2003, against EUR 582 million in 2002. Excluding the exceptional provisions mentioned above, the risk charge was down 27.4% (or EUR –39 million), to EUR 102 million. One should bear in mind that, during the Second Quarter 2002, an adjustment of EUR 34 million was made to the general reserve at FSA.

Thus, the banking activities cost of risk for the first nine months of the year (excluding Dexia Nederland Holding), which amounted to an annualized 4.9 basis points, remained in the historically very low level zone for the Group, i.e. lower than 10 basis points. Regarding FSA's credit enhancement activities, the corresponding ratio (allowances to the general reserve divided by net outstanding par insured) amounted to an annualized 1.3 basis point for the same period.

Corporate income tax charge was EUR -116 million for the Third Quarter of 2003, as compared to a EUR +264 million net tax credit for the Third Quarter of 2002, which included a EUR -104 million charge for current business and a EUR +373 million credit for exceptional items (mainly relating to the impairment of the participations in the Netherlands and to the provision booked for the share-leasing activities). Over the first 9 months of the year, the corporate income tax for ongoing business (EUR –427 million) is up 20.1%, in the same trend as the operating income.

Net Income for the Third Quarter of 2003 reached EUR 343 million, up +95.5% compared to the Third Quarter of 2002. At constant scope and excluding exceptional items, it rose by 68.3%. Over the first nine months of the year, the net income increased by +15.3%, reaching EUR 1,103 million, this evolution being even more noticeable (+27.0%) if we exclude scope of consolidation effects and exceptional items.

ROE (Return on Equity) reached 16.9%[1] for the first nine months of the year. It was 16.0%[1] over the first nine months of 2002.

Earnings Per Share reached EUR 0.95 over the first nine months of the year. They amounted to EUR 0.83 over the same period last year and to EUR 1.13 for the whole of 2002.

Group Tier 1 Ratio[3] stood at 9.8% as of 30 September 2003.

II. Operations and Underlying Results[4] of the businesses

Underlying Gross Operating Income						
EUR million	**Q3 03**	**Evol. Q3 03 / Q3 02***	**Evol. Q3 03 / Q3 02* at constant exchange rate**	**9M 03**	**Evol. 9M 03 / 9M 02***	**Evol. 9M 03 / 9M 02* at constant exchange rate**
Total Group	**521**	**+43.9%**	**+45.1%**	**1,653**	**+20.3%**	**+23.5%**
Of which						
Public/Project Finance & Credit Enhancement	**313**	**+25.5%**	**+31.9%**	**940**	**+15.3%**	**+23.3%**
Retail Financial Services	**97**	**+8.9%**	**+8.9%**	**294**	**+24.3%**	**+24.3%**
Investment Management Services	**74**	**-8.6%**	**-6.2%**	**223**	**-16.6%**	**-13.7%**
Capital Markets & Treasury Activities	**67**	**x2.1**	**x2.3**	**259**	**-10.1%**	**-4.2%**

* pro-forma

As a whole, Dexia Group has confirmed the good performance of its commercial business lines particularly in Public/Project Finance & Credit Enhancement, which contributed to more than half of the Group's Gross Operating Income. The gross operating income of this business line increased by 25.5% during the Third Quarter compared to the Third Quarter of last year; over the first nine months of the year, the increase was +15.3% (+23.3% at constant exchange rate). Retail Financial Services continued their upward trend, although the increase was less important than during the Second Quarter. Investment Management Services suffered from the declining performance of the Dutch subsidiaries, whereas the other activities of the business line withstood well.

1. Public/Project Finance and Credit Enhancement

Activity

Long-term financing originations reached EUR 20.9 billion[5] over the first nine months of the year, up 13.7% compared to the same period of 2002 (+22.3% at constant exchange rate). This progression took place in almost all the markets where Dexia operates, in spite of a

[3] For the calculation of this ratio, the profit of the financial year minus the dividend (estimated for 9 months 2003) is included in the shareholders' equity

[4] Excluding exceptional items and at constant scope of consolidation

[5] Excluding Germany and equity-accounted companies

growing competition, and occurred both in Public Finance, very active during the First Half (+10.7% over 9 months at EUR 16.8 billion), and Project Finance activities, for which the activity was particularly high during the Third Quarter (+27.9% over 9 months at EUR 4.1 billion).

The most noticeable events were:

- Public Finance in the USA (excluding FSA) has been very dynamic over the period, reaching USD 7.9 billion (+32%) in an environment where local authorities had to face a decline of their revenues, and took advantage of low interest rates to refinance;
- An important rise of production in France to EUR 4.3 billion with a sustained activity towards local actors in the housing, healthcare and social sectors;
- a strong increase in Belgium (+38% at EUR 3.9 billion) achieved in particular in Public Finance;
- a very strong rise in production in the United Kingdom (EUR 979 million), explained by an important activity in the PFI (Private Finance Initiative) sector;
- a sustained activity in Spain (+12% at EUR 977 million) in spite of an unfavorable electoral environment (elections were held in Spring 2003), which led to expect a slow-down of the activity in the course of the year;
- less originations in Italy (-22% at EUR 2.1 billion). Keep in mind that Dexia Crediop had concluded last year very large transactions guaranteed by the Italian State (for a total amount of EUR 1.3 billion).

Reflecting the high level of activity for several quarters ***long-term outstandings*** have experienced an increase and reached in total (Germany included) EUR 168.1 billion, up 6.1% over 12 months (of which EUR 153.0 billion for the sole Public Finance, up 6.1%) .

The ***debt management*** activity continued to be particularly dynamic with over EUR 10 billion facilities being restructured over the first 9 months of the year, mainly in France (EUR 5.8 billion) and in Belgium, but also in Italy, Spain and Germany.

Short–term loans amounted to EUR 21.3 billion, up 9.3% since the beginning of the year. It is noteworthy that the French State has modified the technical procedures of granting short-term credit facilities. This will translate into lower revenues as from the Fourth Quarter of 2003.

Deposits and asset under management of the business line's customers amounted to EUR 20.1 billion as of 30 September 2003, up 21.4% over 12 months. This progression applies to Dexia's three main markets: France, Belgium and Italy.

Insurance services have also grown, in particular those catering to local authorities employees, conducted mainly by Dexia-Sofaxis, and also with the corporate and institutional customers of DVV Insurance/ Les AP. Premiums issued by Dexia-Sofaxis over the first 9 months of the year amounted to EUR 283 million, up 13.0% compared to the same period of 2002. Insurance premiums issued by DVV/Les AP amounted to EUR 96 million, up 19.6% compared to the same period last year.

At **FSA** (Financial Security Assurance), the activity of the first 9 months of the year has been particularly strong[6]. The Municipal sector is the driver of this growth, due primarily to a high level of refinancing in an environment of low interest rates. Moreover, the demand for credit

[6] See press release dated 6 November 2003 available on the website www.fsa.com

enhancement was higher, the penetration rate having gone up from 50% last year to 53% this year. FSA has maintained its market share of 27%. The activity in ***Asset Backed Securities*** remained at a moderate level, FSA maintaining its conservative underwriting criteria. As of 30 September 2003, the ***net par outstanding insured*** continued its growth, reaching USD 290 billion (+12.4% over 12 months).

Underlying Results of the business (excluding exceptional items, at constant scope of consolidation)

EUR Million	Q3 02*	Q3 03	Evol.	Evol. at constant exchange rate	9M 02*	9M 03	Evol.	Evol. at constant exch. rate
Revenues	393	470	+17.9%	+23.2%	1,271	1,404	+10.4%	+17.0%
Costs	-149	-157	+5.4%	+8.6%	-456	-464	+1.7%	+5.8%
Gross Operating Income	249	313	+25.5%	+31.9%	815	940	+15.3%	+23.3%
Net income	148	182	+23.5%	+29.9%	512	600	+17.1%	+25.8%
C/I Ratio	37.4%	33.4%	-	-	35.9%	33.0%	-	-
ROEE**	17.8%	21.8%	-	-	20.6%	23.7%	-	-

* pro-forma ** return on economic equity, annualized

Revenues reflect the very good recent commercial performance of the business. They have grown by 17.9% during the Third Quarter 2003 compared to the Third Quarter 2002. At a constant exchange rate, this increase would have been +23.2%.

Revenues for the first 9 months of the year were up 10.4% or up 17.0% at constant exchange rate. The business line benefited indeed from a particularly favorable economic and financial environment. All the sectors contributed to this growth, in Public Finance as well as in Structured Finance. The highest growth rates were in Public Finance in the USA, despite an unfavorable evolution of the dollar exchange rate compared to the Euro.

The ***gross operating income*** for the Third Quarter 2003 increased by 25.5%, reaching EUR 313 million, thanks to an evolution of the costs which was much lower than that of the revenues. Over the first three quarters, the gross operating income increased by 15.3%, and even 23.3% excluding foreign exchange effects.

The ***cost / income ratio*** improved by nearly 3 points, reaching 33.0% over the first nine months of the year.

The ***cost of risk*** decreased substantially over the first nine months of the year (-37.5%) compared to the same period of last year. To be noted that the general reserve of FSA was adjusted during last year for its CDO portfolio.

Net income amounted to EUR 182 million for the Third Quarter (+23.5% and +29.9% at constant exchange rate) and EUR 600 million over the first nine months of the year (+17.1% or +25.8% at constant exchange rate).

The business line's ***Return on Economic Equity*** improved, reaching 23.7% for the first nine months of the year.

2. Retail Financial Services

This business line continued its upward trend, improving noticeably its performances in a still unfavorable economic and financial environment characterized by:

- A low level of interest rates,
- An improving stock market environment, though not yet impacting the appetite of customers for equity related products (mutual funds, unit linked life insurance),
- A still strong competition on the Belgian market.

Activity

As of 30 September 2003, total ***customer assets*** stood at EUR 81.4 billion, an increase of 3.4% compared to 31 December 2002, the Third Quarter recording a slight increase (+0.4%).

The balance sheet products reached EUR 56.5 billion as of the end of September 2003, up 1.9%, compared to 31 December 2002, and slightly down (-0.5%) compared to 30 June 2003. The increasing trend in saving deposits (+10.8% over the last nine months, and +1.9% during the Third Quarter) continued, while the saving bonds continued to decrease (-3.7% for the Third Quarter; -10.6% over the first nine months of the year).

The off-balance sheet products (excluding insurance) increased during the quarter, especially mutual funds outstandings, which went up 1.7% during the Third Quarter (+3.2% since the beginning of the year), thanks to a slight inflow and a positive market effect.

Insurance activities have experienced a good quarter, though less active than the Second Quarter, which had seen a promotional campaign on guaranteed yield life insurance products (branch 21). Life technical reserves were up 5.4% over the Third Quarter (+19.5% since the start of the year), reaching EUR 6.9 billion as of 30 September 2003. In spite of the slowing down of production during the Third Quarter, the amount of collected life-insurance premiums increased by over 50% over the first nine months of the year, compared to the same period last year.

Lending activity, after a period of quasi-stability during the First Quarter, continued its growth trend started in the Second Quarter. Loans amounted EUR 23.1 billion as of 30 September 2003 (+1.4% over the Third Quarter; +3.4% since the beginning of the year). This performance stemmed from a dynamic mortgage market, supported by the low interest rate environment prevailing during the period; outstandings went up +1.3% over the Third Quarter and +3.7% since the beginning of the year. Consumer loans increased by 3.5% during the Third Quarter. Loans to SMEs and self-employed grew slightly during the Third Quarter (+0.9%).

Underlying Results of the business (excluding exceptional items, at constant scope of consolidation)

EUR Million	Q3 02*	Q3 03	Evol.	9M 02*	9M 03	Evol.
Revenues	413	444	+7.5%	1,250	1,316	+5.3%
Costs	-324	-347	+7.1%	-1,013	-1,021	+0.8%
Gross Operating Income	89	97	+8.9%	237	294	+24.3%
Net Income	45	62	+40.1%	152	199	+31.0%
C/I Ratio	78.5%	78.2%	-	81.1%	77.6%	-
ROEE **	9.8%	14.0%	-	11.2%	14.9%	-

* pro-forma ** return on economic equity, annualized

Revenues amounted to EUR 444 million for the Third Quarter, up 7.5% over the same period last year. The trend is the same over the first nine months of the year, revenues having increased over this period by 5.3% and reached EUR 1,316 billion. This evolution stemmed from increased net interest income and related income (+7.8% over 9 months, at EUR 876 million), which more than outweighed the drop in net commissions and other income (-11.3% over 9 months, at EUR 243 million). Net interest income has been supported by a positive volume effect on both the investment products and lending activities. Margins on deposits were maintained thanks to the change in the ALM policy on savings deposits, and also to the decrease in the yield served on those products. On the other hand, commissions decreased, the demand for products generating commissions having dwindled (especially mutual funds), in the uncertain environment regarding the future of financial markets. Lastly, the technical and financial margin of insurance activities recorded an increase, thanks to a rise in outstandings, resulting from good originations in the guaranteed yield products market (branch 21). It is noteworthy that the technical and financial margin was negatively impacted last year by impairments (booked in deduction from revenues) in the insurance companies' investment portfolios.

Costs were up 7.1% in the Third Quarter of 2003 as compared to the same period of last year. The comparison with the first nine months of the year, more interpretable, shows a moderate increase of the costs (+0.8%). The global positive effect of Artesia's integration was compensated by other elements, mainly a rise in commissions paid to the network agents for the improvement of the product mix (which generates an increase of the revenue base).

With increasing revenues and relatively stable costs, the ***cost / income ratio*** improved by 3.5 points between 2002 and 2003. It reached 77.6% over the first nine months of the year.

Gross operating income increased by 8.9% quarter to quarter. This progression is even more noticeable over the first nine months of the year, with a GOI of EUR 294 million, a 24.3% increase compared to the same period of last year.

The cost of risk being comparable and the tax rate having decreased between 2002 and 2003, the ***net income*** improved more than the GOI. During the Third Quarter, it amounted to EUR 62 million, a 40.1% increase compared to the Third Quarter of 2002 and to EUR 199 million for the first nine months of the year, a 31.0% increase compared to the same period of last year.

Return on economic equity also improved to reach 14.9% for the first nine months of the year.

3. Investment Management Services

After a difficult First Quarter, characterized by a particularly bad market environment, the Second Quarter showed recovery signs, which have been confirmed and translated into overall good results in the main activities of the business line, excluding the Netherlands. Indeed, the gross operating income, excluding the Dutch subsidiaries, increased by 2% compared to the Second Quarter, reminding that the GOI had already recorded a strong increase compared to the First Quarter.

The activities of Dexia Nederland Holding (covering Dexia Bank Nederland and Kempen&Co) are analyzed separately.

Activity

- ***Private banking*** customer assets amounted to EUR 29.3 billion as of the end of September 2003, slightly down 0.6% compared to the end of the Second Quarter. The quarter has shown a slight net outflow in Luxembourg, partly compensated by net inflows in Switzerland and France. It is noteworthy that the strategy of asset reallocation from traditional to more structured products has continued during the quarter. Despite better market conditions, the individual customers remain in a wait-and-see attitude and are not yet ready to reinvest in more risky products (mutual funds and unit-linked life insurance products).

Asset management volumes amounted to EUR 74.9 billion, a 2.9% increase (or EUR 2.1 billion) compared to the end of the Second Quarter or a 7.9% increase compared to the end of last year. The net inflow amounted to EUR 1.5 billion over the quarter (EUR 3.7 billion over the first nine months of which EUR 2.2 billion in institutional fund management and EUR 1.5 billion in mutual funds management). One can notice the progression of institutional funds management outstandings, whilst individuals take time to come back to riskier investments, as it is shown by the moderate inflows coming from the retail and private banking networks. As of 30 September 2003, assets under management for institutional customers amounted to EUR 24.0 billion (EUR 14.3 billion with mandates and EUR 9.7 billion of mutual funds commercialized to institutional clients). The productivity of the business is still very good, expenses representing between 12 and 13 basis points of assets under management (against 17 basis points for 2001 and 14 basis points for 2002). Lastly, Dexia Asset management fund performances remain very good: the company is in a good position compared to the sector average (68% of funds are in the first two quartiles of league tables).

Fund administration activities have continued to be satisfactory. Note that the custody activity for institutional customers coming from the ex-Labouchere (EUR 32.7 billion as of end of September 2003), is now included in Dexia Fund Services. Assets under ***custody*** grew by 7.8% over the quarter (excluding scope changes) to reach 166.4 billion (+14.0% compared to the end of December 2002). Besides the positive market effect, the strong increase in the Third Quarter is explained by the signing of two important new mandates (Robeco and CMI) on top of the good operational performances of the Second Quarter. The activity of Dexia Fund Services is now mainly oriented towards third party funds (Dexia funds only represent 36% of the total funds under management). The ***central administration*** activity also experienced a very good quarter with an increase in the number of Net Asset Valuation calculated (+5.3% compared to the previous quarter), this increase coming from the growth of the business in Luxembourg. Finally, the ***transfer agent*** activity showed a rebound thanks to improved market conditions: the total number of transactions grew by +13.9% compared to the Second Quarter 2003. It is noteworthy that these good operational performances will only be progressively reflected in terms of revenues: there is usually of period of three to six months between the signing of the contract and the effective transfer of funds; besides three more months are necessary before first revenues appear.

- Regarding ***activities in the Netherlands*** (Dexia Bank Nederland and Kempen&Co), excluding *share-leasing* (see below), Private Banking customer assets stood at EUR 2.0 billion as of 30 September 2003, a moderate increase compared to the end of June. Assets under management remained stable at EUR 4.5 billion as of end of September.

The amount of outstanding ***share-leasing*** contracts was EUR 3.6 billion as of 30 September 2003. On the same date, the total lack of collateral was EUR 572 million for customers holding bullet repayment contracts and who did not answer positively to the commercial offer made in the spring.

The total provision booked in the accounts of 30 September 2003 was unchanged, at EUR 478 million. A transfer of EUR 10 million was made from the generic provision to the specific provision (which stood at EUR 66 million as of 30 September 2003) in order to cover defaults that have occurred to date.

<u>Results of the business</u> (excluding exceptional items, at constant scope of consolidation)
including Dexia Nederland Holding

EUR Million	Q3 02*	Q3 03	Evol.	Evol. at constant exch. rate	9M 02*	9M 03	Evol.	Evol. at constant exch.rate
Revenues	242	219	-9.5%	-8.6%	767	678	-11.6%	-10.5%
Costs	-161	-145	-10.0%	-9.9%	-499	-454	-9.0%	-8.8%
Gross Operating Income	81	74	-8.6%	-6.2%	268	223	-16.6%	-13.7%
Net Income	55	46	-15.7%	-13.2%	184	146	-20.7%	-17.7%
C/I Ratio	66.5%	66.1%	-	-	65.1%	67.1%	-	
ROEE**	35.7%	29.5%	-	-	40.1%	31.1%	-	

* pro-forma ** return on economic equity, annualized

Revenues of the business line suffered both from the unfavorable financial markets and the effects of the decreased activity in the Dutch subsidiaries. They amounted to EUR 219 million for the Third Quarter, down 9.5% compared to the same period in 2002.

For the first nine months, revenues have experienced the same downward trend, declining by 11.6%. This evolution largely comes from the decline in revenues in Dexia Nederland Holding (Dexia Bank Nederland and Kempen&Co), which dropped by 22.3% over the first nine months of the year compared to the same period of last year. This is notably because the production of share leasing contracts stopped and the existing portfolio amortized. Besides, the stock market environment remained quite unfavorable for the equity-related activities (Kempen&Co).

Despite a substantial decrease in ***costs*** in the Third Quarter (-10.0% to EUR 145 million) due to a cost reduction program, the ***gross operating income*** recorded a 8.6% decrease. Over the first nine months, the gross operating income was down 16.6% (down 13.7% at constant exchange rate).

Excluding the Netherlands, the different activities have overall resisted quite well and confirmed in the Third Quarter the rebound of the Second Quarter. Thus, ***private banking*** gross operating income for the first nine months (EUR 52 million) declined by 7.1%, as a result of decreasing revenues (-7.4%) in a difficult environment, partially compensated by the decline of the costs (-7.5%). ***Asset management*** posted a GOI for the first nine months of EUR 41 million, versus EUR 44 million for the same period of 2002, a 7.3% decline. However, looking at trends, we notice an improvement of the GOI over the last three quarters in this part of the activity. ***Fund administration*** gross operating income for the first nine months decreased by 29.6% (at EUR 48 million) under the combined effect of a decrease in revenues (-7.8%) due to the financial markets environment, and an increase in the general expenses (+6.4%) linked to investments made last year (of note, expenses are stable for the last four quarters). In ***equity-related activities***, whose gross operating incomes contributes only marginally to the GOI of the business line, revenues have decreased over the period compared to the same period of last year (-20.7%) but experienced a rebound in the Third

Quarter compared to the two previous ones thanks to the increase in volumes, notably at Dexia Securities France.

In summary, ***net income*** decreased by 15.7% comparing quarter to quarter and by 20.7% comparing the first nine months of the year. Net income experienced a slightly more unfavorable trend than the gross operating income, since provisions have been booked at Dexia Banque Privée France on assets of the ex Banque Vernes Artesia (EUR 13 million).

4. Capital Markets and Treasury Activities

The results of this profit center, which supports the other Group business lines, declined, in the first nine months, largely because of the decrease of the dollar US against the Euro. It should be noted that the amount of economic capital allocated to this business line has been reduced over the year (among other, proprietary management has been discontinued at the end of the First Quarter 2003), which has led to maintaining the level of profitability. The decision to stop certain activities and to limit the capital allocated to these activities was taken with a view to limit risks and volatility.

Concerning long-term funding, the Group issued EUR 3.9 billion in the Third Quarter of 2003, bringing the total amount issued during the year to EUR 15.8 billion, of which EUR 11.3 billion benefit from a AAA rating (Dexia Municipal Agency and Dexia Hypothekenbank Berlin). The average maturity of the resources collected was 6.2 years.

Underlying Results (excluding exceptional items, at constant scope of consolidation)

EUR Million	Q3 02*	Q3 03	Evol.	Evol. at constant exch. rate	9M 02*	9M 03	Evol.	Evol. at constant exch. rate
Revenues	72	107	+47.9%	+54.6%	415	378	-8.9%	-4.3%
Costs	-41	-40	-2.0%	-0.6%	-127	-119	-6.3%	-4.5%
GOI	32	67	x2.1	x2.3	288	259	-10.1%	-4.2%
Net Income	18	57	x3.1	x3.3	215	206	-4.2%	+2.2%
C/I Ratio	56.0%	37.1%	-	-	30.5%	31.4%	-	-
ROEE**	6.2%	23.4%	-	-	23.9%	28.5%	-	-

* pro-forma ** return on economic equity, annualized

Revenues for Third Quarter amounted to EUR 107 million, a 47.9% increase in comparison to a particularly low level in the Third Quarter of last year, which was impacted by impairments on bond and equity portfolios (booked in deduction of revenues). For the first nine months, revenues were down 8.9% (or a 4.3% decrease at constant exchange rate), reminding the very good performances recorded in the first two quarters of 2002.

Costs were slightly down comparing quarter to quarter (-2.0%), the decline being more marked comparing the period from January to September (-6.3%).

Gross operating income for Third Quarter 2003 was multiplied by 2.1 and amounted to EUR 67 million. For the first nine months of the year, the gross operating income was down 10.1% (or down 4.2% at constant exchange rate). The ***Cost / Income Ratio*** was slightly up and reached 31.4%.

Net income for the Third Quarter was EUR 57 million. For the first nine months, net income was down (–4.2%), at a slower pace than the gross operating income, thanks to a decline in the cost of risk. Net income is even up 2.2% at constant exchange rate.

Return on economic equity improved to 28.5%, as the amount of economic capital allocated to this business line decreased by almost 20%, whilst net income was only down 4.2%.

III. Central Assets and Exceptional Items

1. Central Assets

Underlying Results (excluding exceptional items and at a constant scope)

EUR Million	Q3 02*	Q3 03	9M 02*	9M 03
Revenues	-39	+28	-73	+102
Costs	-50	-58	-161	-165
Gross Operating Income	-89	-30	-234	-64
Net Income	-79	-34	-222	-83

* pro-forma

Central assets record mainly the revenues on excess capital, corporate holdings, currencies hedging contracts, and the central unallocated costs. Over the first nine months of the year, the revenues increased by EUR +175 million, mainly due to the effect of two noticeable items: i) impairments on the equity portfolios were booked in 2002 for an amount of EUR -76 million whereas the comparable period records a net write-back of EUR +26 million, making a variance of EUR +102 million; ii) foreign exchange gains impacted the revenues for a differential of EUR +60 million, these gains largely include the profit on the hedge of US Dollar denominated revenues.

Contribution of Central Assets was negative for the first nine months of 2003 in the amount of EUR -83 million (against EUR -222 million last year).

2. Exceptional Items

EUR Million	Q3 02	Q3 03	9M 02	9M 03
Revenues	-3	+13	+170	+12
Costs	-28	-13	-50	-30
Gross Operating Income	-31	-1	+120	-17
Cost of risk	-401	-7	-437	-17
Net Gains and write downs on LT investments	-41	+12	-34	-11
Taxes	+373	+24	+386	+74
Allowances (-), write backs (+) from GBRR	+89	+1	+84	+7
Net Income	-11	+29	+118	+34

Exceptional revenues amounted to EUR +13 million in the Third Quarter 2003. Over the first nine months of the year, they decreased strongly in comparison to the same period of last year (EUR –158 million). Indeed, the Group did not realize any capital gains on its OLO portfolio, contrary to what occurred last year. Secondly, a capital gain, booked in revenues, was recorded in the Second Quarter of 2002 on the sale of its participation in Clearstream (EUR +75 million).

Regarding costs, a provision for restructuring in the Dutch subsidiaries was booked last year in the amount of EUR 30 million.

Regarding the cost of risk, exceptional provisions were set aside to cover the risks in the Netherlands for the share leasing products, the stock of provisions amounted to EUR 478 million at the end of 2002. This level was maintained at the end of June and September 2003 interim results.

Regarding taxes, the deductible part of the impairment written on the shares of subsidiaries in the Netherlands as well as the tax impact of the provision have created a EUR 355 million tax credit. In the Third Quarter of this year, a write-back for litigations on the agents' pension funds was booked in an amount of EUR +21 million.

As a whole, the contribution of the exceptional items to the Group's net income has been EUR +29 million in the Third Quarter of this year. For the first nine months of the year, the contribution of exceptional items was EUR +34 million, against EUR +118 million last year.

Commenting on the results, Pierre RICHARD, CEO and Chairman of Dexia Management Board, declared:

" Dexia results for the first nine months are satisfactory in all respects.

This year is set to be the best vintage for Dexia in Public and Project Finance business. Besides, in the personal sector, the upward trend we are experiencing is encouraging. This will translate into long-range revenue streams.

Our efforts to contain operating expenses continue to contribute to performance improvement, whilst the cost of risk remains very limited.

We are able today to confirm our outlook, already made public in September, in terms of a significant growth of the Earnings per share for 2003 (+5% to 10% compared to 2002), and it will be closer to the higher end of the range."

Main Balance Sheet Items

EUR billions	December 2002	September 2003	Evolution
Total Balance Sheet	350.9	347.6	*-1.0%*
Shareholder's Equity	9.1	9.4	*+3.0%*
Customer Deposits	85.3	86.6	*+1.5%*
Debt Securities	146.5	134.7	*-8.1%*
Customer loans	157.8	154.6	*-2.0%*
Bond, Equities, and Other Securities	121.9	127.0	*+4.2%*
Long-Term Investments	1.9	1.7	*-11.9%*

Group Equity Portfolios*

EUR million	Book Value 30/09/2003	Market Value 30/09/2003	Capital gains / losses 30/09/2003
Long Term investments	**1,124**		
- **Quoted****	**736**	**792**	**+56**
- **Non quoted**	**388**	**-**	
Other shares	**1,825**		
- **Quoted**	**1,481**	**1 419**	**-62**
Of which money / bond mutual funds	*289*	*289*	
Booked in insurance companies	***660***	***549***	***-111***
Booked in banking companies	***821***	***870***	***+49***
- **Non quoted**	**343**	**-**	
Of which money / bond mutual funds	*85*		

*Excluding market-to-market portfolios and third party risks (unit-linked products, etc.)

**Of which*	Book Value 30/09/2003	Market Value 30/09/2003
Erste Bank(*)	*49*	*95*
Fortis	*112*	*86*
Société Générale	*297*	*322*
Véolia Environnement	*127*	*128*
Autoroute du Sud de la France	*38*	*41*

(*) sold in October 2003, resulting in a capital gain of EUR 44 million, booked in Q4 2003

03 DEC -4 AM 7:21

PRESS RELEASE

DEXIA

Press Contact - 1, de Meeûs Square B-1000 Brussels - Tel.: 02 222 46 81 - Fax: 02 222 90 90 - pressdexia@dexia.be

EMBARGO 5.40 PM
20/11/2003
1 PAGE

Mr Francis MAYER, Managing Director of "Caisse des Dépôts et Consignations", joins the Dexia Board of Directors

At its meeting held on 20 November 2003, the Dexia Board of Directors appointed Mr Francis MAYER as Director, replacing Mr Philippe BOURGUIGNON on his resignation. The appointment will be submitted for approval at the next General Meeting of Dexia.

***Francis** MAYER, 53, is a language graduate and also graduated from ENA, the National College of Administration, Michel de l'Hospital graduation year (1977). In 1979 he joined the Treasury Department of the Ministry of Economy and Finance. He remained there until 1999, apart from three years, between 1983 and 1986, during which he held the post of Deputy Director for France at the World Bank in Washington.*
Within the Treasury Department, Francis MAYER was successively Head of the Office of National Banks and Finance Companies, Head of the Financial Market Office, Assistant Head of Financing and, finally, Assistant Head of Savings and Financial Market. In 1994 he became Deputy Director, Head of European and International Treasury Affairs.
Francis MAYER was also President of the "Club de Paris" between 1997 and 1999.
He then joined the European Investment Bank (EIB) as Vice-Chairman. On 18 December 2002, he was appointed Managing Director of "Caisse des Dépôts et Consignations".
Francis MAYER is a Knight of the Legion of Honour and of the National Order of Merit (France).

DEXIA

CTIVITY REPORT Q3 2003

CONDENSED

SEPTEMBER 2003

DEXIA

ACTIVITY REPORT Q 2003

CONDENSED

CONTENTS

PRESS RELEASE

BRUSSELS, PARIS, 20 NOVEMBER 2003 – 5:40P.M.

THIRD QUARTER 2003 RESULTS

- Net income Q3 2003: EUR 343 million (up 95.5% vs Q3 2002)
- Gross operating income Q3 2003: EUR 520 million (up 49.7% vs Q3 2002)

FIRST NINE MONTHS 2003 RESULTS

- Net income 9M 2003: EUR 1,103 million (up 15.3% vs 9M 2002)
- Gross operating income 9M 2003: EUR 1,635 million (up 7.4% vs 9M 2002)

- Return on equity[1]: 16.9%
- Earnings per share: EUR 0.95 (EUR 0.83 for 9M 2002)

in millions of EUR	Q3 2003	Evolution Q3 2003/Q3 2002	9M 2003	Evolution 9M 2003/9M 2002
Revenues	1,280	+14.2%	3,889	+0.2%
At constant scope and excluding exceptional items[2]		+16.6%		+6.8%
Costs	(760)	-1.7%	(2,253)	-4.4%
At constant scope and excluding exceptional items[2]		+3.0%		-1.4%
Gross operating income	520	+49.7%	1,635	+7.4%
At constant scope and excluding exceptional items[2]		+43.9%		+20.3%
Net income	343	+95.5%	1,103	+15.3%
At constant scope and excluding exceptional items[2]		+68.3%		+27.0%

Consolidated results

in millions of EUR	Q3 2002	Q3 2003	Evolution	Underlying[3]	9M 2002	9M 2003	Evolution	Underlying[3]
Revenues	1,121	1,280	+14.2%	+16.6%	3,880	3,889	+0.2%	+6.8%
Costs	(774)	(760)	-1.7%	+3.0%	(2,358)	(2,253)	-4.4%	-1.4%
Gross operating income	348	520	+49.7%	+43.9%	1,522	1,635	+7.4%	+20.3%
Cost of risk	(456)	(48)	n.s.	-23.3%	(582)	(119)	-79.5%	-27.4%
Operating income	(108)	472	n.s.	+55.4%	940	1,516	+61.2%	+25.8%
Corporate income tax	264	(116)	n.s.	+34.8%	20	(353)	n.s.	+20.1%
Net income	175	343	+95.5%	+68.3%	957	1,103	+15.3%	+27.0%
Cost/income ratio	69.0%	59.4%	-	-	60.8%	57.9%	-	-
ROE[1]	8.6%	15.9%	-	-	16.0%	16.9%	-	-

1. CONSOLIDATED FINANCIAL STATEMENTS AS OF 30 SEPTEMBER 2003

The Board of Directors of Dexia met on 20 November 2003. It approved the Group's financial statements as of 30 September 2003. These are summarized above.

Revenues for the Third Quarter 2003, at EUR 1,280 million, were up 14.2% compared to the same quarter of last year. Excluding exceptional and nonrecurring items, they were up 16.6% (+17.5% at a constant exchange rate). This progression stems mainly from the good performance of the Group's commercial business lines. Of note, revenues for the Third Quarter of last year suffered from the impairments on the bond revenues of retail Financial Services and equity portfolios, booked in deduction from revenues.

Over the first nine months of the year, revenues were up 0.2% compared to the same period of last year and up 6.8% excluding the impacts of the changes in scope of consolidation and exceptional items. The contribution of exceptional revenues was indeed of EUR +170 million over the first nine months of 2002, against EUR +12 million this year. The underlying revenues' positive evolution over the quarter and more generally over the first nine months of the year can mainly be explained by the strong revenues in Public and Project Finance, in spite of the unfavorable evolution of the USD compared to the EUR, and also by the rise of the revenues of Retail Financial Services.

Operating expenses amounted to EUR 760 million in the Third Quarter 2003, a 1.7% drop compared to the same quarter of 2002. However, if we exclude exceptional expenses, which were higher in 2002 than in 2003 (mainly restructuring expenses), they are up 3.0% compared to the Third Quarter of 2002.

Over the first nine months of the year, costs were down 4.4%, and down 1.4%, if we exclude the effects of scope of consolidation and exceptional items (note that the underlying costs had already decreased by 4.3% between 2001 and 2002). This evolution demonstrates that the various actions taken in order to contain the costs have been successful, thanks in particular to the synergies derived from Artesia BC's integration. Cost synergies initially expected for 2003 (between EUR 50 and EUR 60 million) were largely exceeded (EUR 104 million for the first nine months).

Gross operating income reached EUR 520 million in the Third Quarter 2003 or a rise of 49.7%. Excluding exceptional and nonrecurring items and scope effects, it recorded a 43.9% increase. For the first nine months, the GOI rose by 7.4%, and 20.3% excluding the changes in scope of consolidation and exceptional items (a +23.5% increase at constant exchange rate).

The **cost/income ratio** also improved: it stood at 57.9% over the first nine months of 2003 against 60.8% as compared to the same period of 2002. On the basis of underlying costs and revenues, the improvement was even greater (amounting to almost 5 points): 57.4% from January to September 2003, against 62.1% over the same period of 2002.

Cost of risk in the Third Quarter of 2003 amounted to EUR 48 million, a strong decline as compared to the Third Quarter of 2002 level of EUR 456 million, a quarter during which a EUR 401 million provision had been booked to cover the risks on the share-leasing products in the Netherlands. Excluding this exceptional item, the cost of risk was down 23.3%. Cumulated over nine months, the cost of risk amounted to EUR 119 million in 2003, against EUR 582 million in 2002. Excluding the exceptional provisions mentioned above, the risk charge was down 27.4% (or EUR -39 million), to EUR 102 million. One should bear

1 Return on equity, annualized. If the goodwill relating to the share exchange offer on Dexia BIL (in 1999), the acquisitions of FSA and Labouchere (in 2000), of Artesia BC, Kempen & Co, and Groupe Financière Opale (in 2001) had been capitalized and amortized over a period of 20 years, the ROE annualized would have been 1.1% for the first nine months of 2002 and 6.7% for the first nine months of 2002

2 For a detailed list of exceptional and nonrecurring items, see page 17

3 Excluding exceptional and nonrecurring items, pro forma for Q3 2002 and 9M 2002

in mind that, during the Second Quarter 2002, an adjustment of EUR 34 million was made to the general reserve at FSA.

Thus, the banking activities cost of risk for the first nine months of the year (excluding Dexia Nederland Holding), which amounted to an annualized 4.9 basis points, remained in the historically very low level zone for the Group, i.e. lower than 10 basis points. Regarding FSA's credit enhancement activities, the corresponding ratio (allowances to the general reserve divided by net outstanding par insured) amounted to an annualized 1.3 basis point for the same period.

Corporate income tax charge was EUR -116 million for the Third Quarter of 2003, as compared to a EUR +264 million net tax credit for the Third Quarter of 2002, which included a EUR -104 million charge for current business and a EUR +373 million credit for exceptional items (mainly relating to the impairment of the participations in the Netherlands and to the provision booked for the share leasing activities). Over the first nine months of the year, the corporate income tax for the ongoing business (EUR -427 million) is up 20.1%, in the same trend as the operating income.

Net income for the Third Quarter of 2003 reached EUR 343 million, up 95.5% compared to the Third Quarter of 2002. At constant scope and excluding exceptional items, it rose by 68.3%. Over the first nine months of the year, the net income increased by 15.3%, reaching EUR 1,103 million, this evolution being even more noticeable (+27.0%) if we exclude scope of consolidation effects and exceptional items.

ROE (return on equity) reached 16.9%[1] for the first nine months of the year. It was 16.0%[1] over the first nine months of 2002.

Earnings per share reached EUR 0.95 over the first nine months of the year. They amounted to EUR 0.83 over the same period last year and to EUR 1.13 for the whole of 2002.

Group tier 1 ratio stood at 9.8% as of 30 September 2003.

2. OPERATIONS AND UNDERLYING RESULTS[3] OF THE BUSINESSES

As a whole, Dexia Group has confirmed the good performance of its commercial business lines particularly in Public/Project Finance and Credit Enhancement, which contributed to more than half of the Group's gross operating income. The gross operating income of this business line increased by 25.5% during the Third Quarter compared to the Third Quarter of last year; over the first nine months of the year, the increase was +15.3% (+23.3% at constant exchange rate). Retail Financial Services continued their upward trend, although the increase was less important than during the Second Quarter. Investment Management Services suffered from the declining performance of the Dutch subsidiaries, whereas the other activities of the business line withstood well.

1. PUBLIC/PROJECT FINANCE AND CREDIT ENHANCEMENT

Activity

Long-term financing originations reached EUR 20.9 billion[4] over the first nine months of the year, up 13.7% compared to the same period of 2002 (+22.3% at constant exchange rate). This progression took place in almost all the markets where Dexia operates, in spite of a growing competition, and occurred both in Public Finance, very active during the First Half (+10.7% over nine months at EUR 16.8 billion), and Project Finance activities, for which the activity was particularly high during the Third Quarter (+27.9% over nine months at EUR 4.1 billion).

The most noticeable events were:

- Public Finance in the USA (excluding FSA) has been very dynamic over the period, reaching USD 7.9 billion (+32%) in an environment where local authorities had to face a decline of their revenues, and took advantage of low interest rates to refinance;
- an important rise of production in France to EUR 4.3 billion with a sustained activity towards local actors in the housing, healthcare and social sectors;

Underlying gross operating income

in millions of EUR	Q3 2003	*Evolution* Q3 2003/Q3 2002	at constant exchange rate	9M 2003	*Evolution* 9M 2003/9M 2002	at constant exchange rate
Total Group	521	+43.9%	+45.1%	1,653	+20.3%	+23.5%
of which:						
Public/Project Finance and Credit Enhancement	313	+25.5%	+31.9%	940	+15.3%	+23.3%
Retail Financial Services	97	+8.9%	+8.9%	294	+24.3%	+24.3%
Investment Management Services	74	-8.6%	-6.2%	223	-16.6%	-13.7%
Capital Markets and Treasury Activities	67	x2.1	x2.3	259	-10.1%	-4.2%

4 Excluding Germany

- a strong increase in Belgium (+38% at EUR 3.9 billion) achieved in particular in Public Finance;
- a very strong rise in production in the United Kingdom (EUR 979 million), explained by an important activity in the PFI (Private Finance Initiative) sector;
- a sustained activity in Spain (+12% at EUR 977 million) in spite of an unfavorable electoral environment (elections were held in Spring 2003), which led to expect a slowdown of the activity in the course of the year;
- less originations in Italy (-22% at EUR 2.1 billion). Keep in mind that Dexia Crediop had concluded last year very large transactions guaranteed by the Italian State (for a total amount of EUR 1.3 billion).

Reflecting the high level of activity for several quarters **long-term outstandings** have experienced an increase and reached in total (Germany included) EUR 168.1 billion, up 6.1% over 12 months (of which EUR 153.0 billion for the sole Public Finance, up 6.1%).

The **debt management** activity continued to be particularly dynamic with over EUR 10 billion facilities being restructured over the first nine months of the year, mainly in France (EUR 5.8 billion) and in Belgium, but also in Italy, Spain and Germany.

Short-term loans amounted to EUR 21.3 billion, up 9.3% since the beginning of the year. It is noteworthy that the French State has modified the technical procedures of granting short-term credit facilities. This will translate into lower revenues as from the Fourth Quarter of 2003.

Deposits and asset under management of the business line's customers amounted to EUR 20.1 billion as of 30 September 2003, up 21.4% over 12 months. This progression applies to Dexia's three main markets: France, Belgium and Italy.

Insurance services have also grown, in particular those catering to local authorities employees, conducted mainly by Dexia Sofaxis, and also with the corporate and institutional customers of DVV Insurance. Premiums issued by Dexia Sofaxis over the first nine months of the year amounted to EUR 283 million, up 13.0% compared to the same period of 2002. Insurance premiums issued by DVV Insurance amounted to EUR 96 million, up 19.6% compared to the same period last year.

At **FSA** (Financial Security Assurance), the activity of the first nine months of the year has been particularly strong[5]. The Municipal sector is the driver of this growth, due primarily to a high level of refinancing in an environment of low interest rates. Moreover, the demand for credit enhancement was higher, the penetration rate having gone up from 50% last year to 53% this year. FSA has maintained its market share of 27%. The activity in **Asset-Backed Securities** remained at a moderate level, FSA maintaining its conservative underwriting criteria. As of 30 September 2003, the **net par outstanding insured** continued its growth, reaching USD 290 billion (+12.4% over 12 months).

Results

Revenues reflect the very good recent commercial performance of the business. They have grown by 17.9% during the Third Quarter 2003 compared to the Third Quarter 2002. At a constant exchange rate, this increase would have been +23.2%.

Revenues for the first nine months of the year were up 10.4% or up 17.0% at constant exchange rate. The business line benefited indeed from a particularly favorable economic and financial environment. All the sectors contributed to this growth, in Public Finance as well as in Structured Finance. The highest growth rates were in Public Finance in the USA, despite an unfavorable evolution of the USD exchange rate compared to the EUR.

The **gross operating income** for the Third Quarter 2003 increased by 25.5%, reaching EUR 313 million, thanks to an evolution of the costs which was much lower than that of the revenues. Over the first three

Underlying results[6] (excluding exceptional or nonrecurring items)

in millions of EUR	Q3 2002	Q3 2003	*Evolution*		9M 2002	9M 2003	*Evolution*	
				at constant exchange rate				at constant exchange rate
Revenues	398	470	+17.9%	+23.2%	1,271	1,404	+10.4%	+17.0%
Costs	(149)	(157)	+5.4%	+8.6%	(456)	(464)	+1.7%	+5.8%
Gross operating income	249	313	+25.5%	+31.9%	815	940	+15.3%	+23.3%
Net income	148	182	+23.5%	+29.9%	512	600	+17.1%	+25.8%
Cost/Income ratio	37.4%	33.4%		-	35.9%	33.0%		-
ROEE[7]	17.8%	21.8%		-	20.6%	23.7%		-

5 See press release dated 6 November 2003 available on the website www.fsa.com
6 Pro forma for Q3 2002 and 9M 2002
7 Return on economic equity, annualized

quarters, the gross operating income increased by 15.3%, and even by 23.3% excluding exchange effects.

The **cost/income ratio** improved by nearly 3 points, reaching 33.0% over the first nine months of the year.

The **cost of risk** decreased substantially over the first nine months of the year (-37.5%) compared to the same period of last year. To be noted that the general reserve of FSA was adjusted during last year for its CDO portfolio.

Net income amounted to EUR 182 million for the Third Quarter (+23.5% and +29.9% at constant exchange rate) and EUR 600 million over the first nine months of the year (+17.1% or +25.8% at constant exchange rate).

The business line's **return on economic equity** improved, reaching 23.7% for the first nine months of the year.

2. RETAIL FINANCIAL SERVICES

This business line continued its upward trend, improving noticeably its performances in a still unfavorable economic and financial environment characterized by:

- a low level of interest rates,
- an improving stock market environment, though not yet impacting the appetite of customers for equity-related products (mutual funds, unit-linked life insurance),
- a still strong competition on the Belgian market.

Activity

As of 30 September 2003, total **customer assets** stood at EUR 81.4 billion, an increase of 3.4% compared to 31 December 2002, the Third Quarter recording a slight increase (+0.4%).

The balance sheet products reached EUR 56.5 billion as of the end of September 2003, up 1.9%, compared to 31 December 2002, and slightly down (-0.5%) compared to 30 June 2003. The increasing trend in savings deposits (+10.8% over the last nine months, and +1.9% during the Third Quarter) continued, while the savings bonds continued to decrease (-3.7% for the Third Quarter; -10.6% over the first nine months of the year).

The off-balance sheet products (excluding insurance) increased during the quarter, especially mutual funds outstandings, which went up 1.7% during the Third Quarter (+3.2% since the beginning of the year), thanks to a slight inflow and a positive market effect.

Insurance activities have experienced a good quarter, though less active than the Second Quarter, which had seen a promotional campaign on guaranteed yield life insurance products (branch 21). Life technical reserves were up 5.4% over the Third Quarter (+19.5% since the start of the year), reaching EUR 6.9 billion as of 30 September 2003. In spite of the slowing down of production during the Third Quarter, the amount of collected life-insurance premiums increased by over 50% over the first nine months of the year, compared to the same period last year.

Lending activity, after a period of quasi-stability during the First Quarter, continued its growth trend started in the Second Quarter. Loans amounted EUR 23.1 billion as of 30 September 2003 (+1.4% over the Third Quarter; +3.4% since the beginning of the year). This performance stemmed from a dynamic mortgage market, supported by the low interest rate environment prevailing during the period; outstandings went up +1.3% over the Third Quarter and +3.7% since the beginning of the year. Consumer loans increased by 3.5% during the Third Quarter. Loans to SMEs and the self-employed grew slightly during the Third Quarter (+0.9%).

Results

Revenues amounted to EUR 444 million for the Third Quarter, up 7.5% over the same period last year. The trend is the same over the first nine months of the year, revenues having increased over this period by 5.3% and reached EUR 1,316 billion. This evolution stemmed from increased net interest income and related income (+7.8% over nine months, at EUR 876 million), which more than outweighed the drop in net commissions and other income (-11.3% over nine months, at EUR 243 million). Net interest income has been supported by a positive volume effect on both the investment products and lending activities. Margins on deposits were maintained thanks to the change in the ALM policy on savings deposits, and also to the decrease in the yield served on those products. On the other hand, com-

Underlying results (excluding exceptional or nonrecurring items)

in millions of EUR	Q3 2002	Q3 2003	Evolution	9M 2002	9M 2003	Evolution
Revenues	413	444	+7.5%	1,250	1,316	+5.3%
Costs	(324)	(347)	+7.1%	(1,013)	(1,021)	+0.8%
Gross operating income	89	97	+8.9%	237	294	+24.3%
Net income	45	62	+40.1%	152	199	+31.0%
Cost/Income ratio	78.5%	78.2%	-	81.1%	77.6%	-
ROEE	9.8%	14.0%	-	11.2%	14.9%	-

missions decreased, the demand for products generating commissions having dwindled (especially mutual funds), in the uncertain environment regarding the future of the financial markets. Lastly, the technical and financial margin of insurance activities recorded an increase, thanks to a rise in outstandings, resulting from good originations in the guaranteed yield products market (branch 21). It is noteworthy that the technical and financial margin was negatively impacted last year by impairments (booked in deduction from revenues) in the insurance companies' investment portfolios.

Costs were up 7.1% in the Third Quarter of 2003 as compared to the same period of last year. The comparison with the first nine months of the year, more interpretable, shows a moderate increase of the costs (+0.8%). The global positive effect of Artesia BC's integration was compensated by other elements, mainly a rise in commissions paid to the network of agents for the improvement of the product mix (which generates an increase of the revenue base).

With increasing revenues and relatively stable costs, the cost/income ratio improved by 3.5 points between 2002 and 2003. It reached 77.6% over the first nine months of the year.

Gross operating income increased by 8.9% quarter to quarter. This progression is even more noticeable over the first nine months of the year, with a GOI of EUR 294 million, a 24.3% increase compared to the same period of last year.

The cost of risk being comparable and the tax rate having decreased between 2002 and 2003, the **net income** improved more than the GOI. During the Third Quarter, it amounted to EUR 62 million, a 40.1% increase compared to the Third Quarter of 2002 and to EUR 199 million for the first nine months of the year, a 31.0% increase compared to the same period of last year.

Return on economic equity also improved to reach 14.9% for the first nine months of the year.

3. INVESTMENT MANAGEMENT SERVICES

After a difficult First Quarter, characterized by a particularly bad market environment, the Second Quarter showed recovery signs, which have been confirmed and translated into overall good results in the main activities of the business line, excluding the Netherlands. Indeed, the gross operating income, excluding the Dutch subsidiaries, increased by 2% compared to the Second Quarter, reminding that the GOI had already recorded a strong increase compared to the First Quarter.

The activities of Dexia Nederland Holding (covering Dexia Bank Nederland and Kempen & Co) are analyzed separately.

Activity

Private Banking customer assets amounted to EUR 29.3 billion as of the end of September 2003, slightly down 0.6% compared to the end of the Second Quarter. The quarter has shown a slight net outflow in Luxembourg, partly compensated by net inflows in Switzerland and France. It is noteworthy that the strategy of asset reallocation from traditional to more structured products has continued during the quarter. Despite better market conditions, the individual customers remain in a wait-and-see attitude and are not yet ready to reinvest in more risky products (mutual funds and unit-linked life insurance products).

Asset Management volumes amounted to EUR 74.9 billion, a 2.9% increase (or EUR 2.1 billion) compared to the end of the Second Quarter, or a 7.9% increase compared to the end of last year. The net inflow amounted to EUR 1.5 billion over the quarter (EUR 3.7 billion over the first nine months of which EUR 2.2 billion in institutional fund management and EUR 1.5 billion in mutual fund management). One can notice the progression of institutional fund management outstandings, whilst individuals take time to come back to riskier investments, as it is shown by the moderate inflows coming from the retail and private banking networks. As of 30 September 2003, assets under management for institutional customers amounted to EUR 24.0 billion (EUR 14.3 billion with mandates and EUR 9.7 billion of mutual funds commercialized to institutional clients). The productivity of the business is still very good, expenses representing between 12 and 13 basis points of assets under management (against 17 basis points for 2001 and 14 basis points for 2002). Lastly, Dexia Asset Management fund performances remain very good: the company is in a good position compared to the sector average (68% of funds are in the first two quartiles of league tables).

Fund Administration activities have continued to be satisfactory. Note that the custody activity for institutional customers coming from the ex-Labouchere (EUR 32.7 billion as of the end of September 2003), is now included in Dexia Fund Services. Assets under *custody* grew by 7.8% over the quarter (excluding changes in the scope) to reach EUR 166.4 billion (+14.0% compared to the end of December 2002). Besides the positive market effect, the strong increase in the Third Quarter is explained by the signing of two important new mandates (Robeco and CMI) on top of the good operational performances of the Second Quarter. The activity of Dexia Fund Services is now mainly oriented towards third party funds (Dexia funds only represent 36% of the total funds under management). The *central administration* activity also experienced a very good quarter with an increase in the number of net asset valuation calculated (+5.3% compared to the previous quarter), this increase coming from the growth of the business in Luxembourg. Finally, the *transfer agent* activity showed a rebound thanks to improved market conditions: the total number of transactions grew by +13.9% compared to the Second Quarter of 2003. It is note-

Underlying results (excluding exceptional or nonrecurring items)

in millions of EUR	Q3 2002	Q3 2003	Evolution	Evolution at constant exchange rate	9M 2002	9M 2003	Evolution	Evolution at constant exchange rate
Revenues	242	219	-9.5%	-8.6%	767	678	-11.6%	-10.5%
Costs	(161)	(145)	-10.0%	-9.9%	(499)	(454)	-9.0%	-8.8%
Gross operating income	81	74	-8.6%	-6.2%	268	223	-16.6%	-13.7%
Net income	55	46	-15.7%	-13.2%	184	146	-20.7%	-17.7%
Cost/Income ratio	66.5%	66.1%		-	65.1%	67.1%		-
ROEE[8]	35.7%	29.5%		-	40.1%	31.1%		-

worthy that these good operational performances will only be progressively reflected in terms of revenues: there is usually of period of three to six months between the signing of the contract and the effective transfer of funds; besides three more months are necessary before first revenues appear.

Regarding **activities in the Netherlands** (Dexia Bank Nederland and Kempen & Co), excluding share leasing (see below), Private Banking customer assets stood at EUR 2.0 billion as of 30 September 2003, a moderate increase compared to the end of June. Assets under management remained stable at EUR 4.5 billion as of the end of September.

The amount of outstanding **share leasing** contracts was EUR 3.6 billion as of 30 September 2003. On the same date, the total lack of collateral was EUR 572 million for customers holding bullet repayment contracts and who did not answer positively to the commercial offer made in the spring.

The total provision booked in the financial statements of 30 September 2003 was unchanged, at EUR 478 million. A transfer of EUR 10 million was made from the generic provision to the specific provision (which stood at EUR 66 million as of 30 September 2003) in order to cover defaults that have occurred to date.

Results

Revenues of the business line suffered both from the unfavorable financial markets and the effects of the decreased activity in the Dutch subsidiaries. They amounted to EUR 219 million for the Third Quarter, down 9.5% compared to the same period in 2002.

For the first nine months, revenues have experienced the same downward trend, declining by 11.6%. This evolution largely comes from the decline in revenues in Dexia Nederland Holding (Dexia Bank Nederland and Kempen & Co), which dropped by 22.3% over the first nine months of the year compared to the same period of last year. This is notably because the production of share leasing contracts stopped and the existing portfolio amortized. Besides, the stock market environment remained quite unfavorable for the equity-related activities (Kempen & Co).

Despite a substantial decrease in the **costs** in the Third Quarter (-10.0% to EUR 145 million) due to a cost reduction program, the **gross operating income** recorded a 8.6% decrease. Over the first nine months, the gross operating income was down 16.6% (down 13.7% at constant exchange rate).

Excluding the Netherlands, the different activities have overall resisted quite well and confirmed in the Third Quarter the rebound of the Second Quarter. Thus, **Private Banking** gross operating income for the first nine months (EUR 52 million) declined by 7.1%, as a result of decreasing revenues (-7.4%) in a difficult environment, partially compensated by the decline of the costs (-7.5%). **Asset Management** posted a GOI for the first nine months of EUR 41 million, versus EUR 44 million for the same period of 2002, a 7.3% decline. However, looking at trends, we notice an improvement of the GOI over the last three quarters in this part of the activity. **Fund Administration** gross operating income for the first nine months decreased by 29.6% at EUR 48 million under the combined effect of a decrease in revenues due to the financial markets environment, and an increase in the general expenses (+6.4%) linked to investments made last year (of note, expenses are stable for the last four quarters). In **Equity-Related Activities**, whose gross operating incomes contributes only marginally to the GOI of the business line, revenues have decreased over the period compared to the same period of last year (-20.7%) but experienced a rebound in the Third Quarter compared to the two previous ones thanks to the increase in volumes, notably at Dexia Securities France.

In summary, **net income** decreased by 15.7% comparing quarter to quarter and by 20.7% comparing the first nine months of the year. Net income experienced a slightly more unfavorable trend than the gross operating income, since provisions have been booked at Dexia Banque Privée France on assets of the ex Banque Vernes Artesia (EUR 13 million).

8 Including Dexia Nederland Holding, pro forma for Q3 2002 and 9M 2002

4. CAPITAL MARKETS AND TREASURY ACTIVITIES

The results of this profit center, which supports the other Group business lines, declined in the first nine months, largely because of the decrease of the USD against the EUR. It should be noted that the amount of economic capital allocated to this business line has been reduced over the year (among other, proprietary management has been discontinued at the end of the First Quarter 2003), which has led to maintaining the level of profitability. The decision to stop certain activities and to limit the capital allocated to these activities was taken with a view to limit risks and volatility.

Concerning long-term funding, the Group issued EUR 3.9 billion in the Third Quarter of 2003, bringing the total amount issued during the year to EUR 15.8 billion, of which EUR 11.3 benefit from a AAA rating (Dexia Municipal Agency and Dexia Hypothekenbank Berlin). The average maturity of the resources collected was 6.2 years.

Results

Revenues for Third Quarter amounted to EUR 107 million, a 47.9% increase in comparison to a particularly low level in the Third Quarter of last year, which was impacted by impairments on bond and equity portfolios (booked in deduction of revenues). For the first nine months, revenues were down 8.9% (or a 4.3% decrease at constant exchange rate), reminding the very good performances recorded in the first two quarters of 2002.

Costs were slightly down comparing quarter to quarter (-2.0%), the decline being more marked comparing the period from January to September (-6.3%).

Gross operating income for Third Quarter 2003 was multiplied by 2.1 and amounted to EUR 67 million. For the first nine months of the year, the gross operating income was down 10.1% (or down 4.2% at constant exchange rate). The **cost/income ratio** was slightly up and reached 31.4%.

Net income for the Third Quarter was EUR 57 million. For the first nine months, net income was down (-4.2%), at a slower pace than the gross operating income, thanks to a decline in the cost of risk. Net income is even up 2.2% at constant exchange rate.

Return on economic equity improved to 28.5%, as the amount of economic capital allocated to this business line decreased by almost 20%, whilst net income was only down 4.2%.

3. CENTRAL ASSETS AND EXCEPTIONAL ITEMS

(see table on next page)

1. Central Assets

Central assets record mainly the revenues on excess capital, corporate holdings, currencies hedging contracts, and the central unallocated costs. Over the first nine months of the year, the revenues increased by EUR +175 million, mainly due to the effect of two noticeable items:

- impairments on the equity portfolios were booked in 2002 for an amount of EUR -76 million whereas the comparable period records a net write-back of EUR +26 million, making a variance of EUR +102 million;
- foreign exchange gains impacted the revenues for a differential of EUR +60 million, these gains largely include the profit on the hedge of USD-denominated revenues.

The contribution of Central Assets was negative for the first nine months of 2003 in the amount of EUR -83 million (against EUR -222 million last year).

2. Exceptional Items

Exceptional revenues amounted to EUR +13 million in the Third Quarter 2003. Over the first nine months of the year, they decreased strongly in comparison to the same period of last year (EUR -158 million). Indeed, the Group did not realize any capital gains on its OLO portfolio, contrary to what occurred last year. Secondly, a capital gain, booked in revenues, was recorded in the Second Quarter of 2002 on the sale of its participation in Clearstream (EUR +75 million).

Underlying results (excluding exceptional or nonrecurring items)

in millions of EUR	Q3 2002	Q3 2003	Evolution	Evolution at constant exchange rate	9M 2002	9M 2003	Evolution	Evolution at constant exchange rate
Revenues	72	107	+47.9%	+54.6%	415	378	-8.9%	-4.3%
Costs	(41)	(40)	-2.0%	-0.6%	(127)	(119)	-6.3%	-4.5%
Gross operating income	32	67	x2.1	x2.3	288	259	-10.1%	-4.2%
Net income	18	57	x3.1	x3.3	215	206	-4.2%	+2.2%
Cost/Income ratio	56.0%	37.1%	-	-	30.5%	31.4%	-	-
ROEE[7]	6.2%	23.4%	-	-	23.9%	28.5%	-	-

Underlying results excluding exceptional items and at a constant scope				
in millions of EUR	Q3 2002	Q3 2003	9M 2002	9M 2003
Revenues	(39)	28	(73)	102
Costs	(50)	(58)	(161)	(165)
Gross operating income	(89)	(30)	(234)	(64)
Net income	(79)	(34)	(222)	(83)

Regarding costs, a provision for restructuring in the Dutch subsidiaries was booked last year in the amount of EUR 30 million.

Regarding the cost of risk, exceptional provisions were set aside to cover the risks in the Netherlands for the share leasing products, the stock of provisions amounted to EUR 478 million at the end of 2002. This level was maintained at the end of June and September 2003 interim results.

Regarding taxes, the deductible part of the impairment written on the shares of subsidiaries in the Netherlands as well as the tax impact of the provision have created a EUR 355 million tax credit. In the Third Quarter of this year, a write-back for litigations on the agents' pension funds was booked in an amount of EUR +21 million.

As a whole, the contribution of the exceptional items to the Group's net income has been EUR +29 million in the Third Quarter of this year. For the first nine months of the year, the contribution of exceptional items was EUR +34 million, against EUR +118 million last year.

Exceptional and nonrecurring items				
in millions of EUR	Q3 2002	Q3 2003	9M 2002	9M 2003
Revenues	(3)	13	170	12
Costs	(28)	(13)	(50)	(30)
Gross operating income	(31)	(1)	120	(17)
Cost of risk	(401)	(7)	(437)	(17)
Net gains and write-downs on long-term investments	(41)	12	(34)	(11)
Corporate income tax	373	24	386	74
Allowances (-), write-backs (+) from GBRR	89	1	84	7
Net income	(11)	29	118	34

Commenting on the results, Pierre RICHARD, CEO and Chairman of Dexia Management Board, declared:

" Dexia results for the first nine months are satisfactory in all respects. This year is set to be the best vintage for Dexia in Public and Project Finance business. Besides, in the personal sector, the upward trend we are experiencing is encouraging. This will translate into long-range revenue streams. Our efforts to contain operating expenses continue to contribute to performance improvement, whilst the cost of risk remains very limited. We are able today to confirm our outlook, already made public in September, in terms of a significant growth of the earnings per share for 2003 (+5% to 10% compared to 2002), and it will be closer to the higher end of the range."

ACTIVITY AND FINANCIAL RESULTS

EARNINGS PER SHARE (IN EUR)


1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
0.66
0.75
0.85
0.98
1.15
1.25
1.13
0.27
0.66
0.95
1996
1997
1998
1999
2000
2001
2002
Q1 2003
H1 2003
9M 2003

ROE (%)


30
25
20
15
10
5
0
15.7
17.7
18.7
16.1
14.6
17.5
16.9
1999
2000
2001
2002
Q1[1] 2003
H1[1] 2003
9M[1] 2003

COST/INCOME RATIO (%)


80
70
60
50
40
30
20
10
0
53.9
54.8
59.1
58.9
61.0
57.2
57.9
1999
2000
2001
2002
Q1 2003
H1 2003
9M 2003

1 Annualized

STATEMENT OF INCOME (YEAR-TO-DATE)

in millions of EUR	Sept. 2002	Sept. 2003	*Evolution*	Sept. 2002 pro forma[1]	*Evolution pro forma* total	*Evolution pro forma* underlying
Revenues	3,880	3,889	+0.2%	3,800	+2.3%	+6.8%
net interest and related income	*2,584*	*2,611*	*+1.1%*	*2,534*	*+3.0%*	*+12.8%*
net commissions and other income	*778*	*712*	*-8.5%*	*762*	*-6.5%*	*-13.1%*
technical and financial margin of insurance activities	*519*	*566*	*+9.1%*	*504*	*+12.4%*	*+12.4%*
Costs	(2,358)	(2,253)	-4.4%	(2,305)	-2.3%	-1.4%
Gross operating income	1,522	1,635	+7.4%	1,494	+9.4%	+20.3%
Cost of risk	(582)	(119)	-79.5%	(578)	-79.4%	-27.4%
Operating income	940	1,516	+61.2%	916	+65.4%	+25.8%
Net gains & recoveries on long-term investments	(21)	(1)	n.s.	(21)	n.s.	-64.5%
Net allocation to GBRR	82	7	n.s.	84	n.s.	n.s.
Amortization of goodwill	(39)	(41)	+3.5%	(39)	+3.5%	-8.5%
Corporate income tax	20	(353)	n.s.	30	n.s.	+20.1%
Income from equity-accounted companies	40	37	-9.4%	50	-27.0%	-27.0%
Net income before minority interests	1,023	1,164	+13.8%	1,022	+13.9%	+25.2%
Minority interests	66	61	-8.0%	62	-3.0%	-0.4%
Net income	957	1,103	+15.3%	959	+15.0%	+27.0%

STATEMENT OF INCOME (QUARTERLY)

in millions of EUR	Q3 2002	Q3 2003	*Evolution*	Q3 2002 pro forma[1]	*Evolution pro forma* total	*Evolution pro forma* underlying
Revenues	1,121	1,280	+14.2%	1,084	+18.1%	+16.6%
net interest and related income	*737*	*862*	*+17.0%*	*721*	*+19.7%*	*+22.2%*
net commissions and other income	*234*	*237*	*+1.0%*	*225*	*+5.0%*	*-6.7%*
technical and financial margin of insurance activities	*150*	*181*	*+21.1%*	*138*	*+31.5%*	*+31.5%*
Costs	(774)	(760)	-1.7%	(753)	+0.9%	+3.0%
Gross operating income	348	520	+49.7%	331	+57.4%	+43.9%
Cost of risk	(456)	(48)	n.s.	(454)	n.s.	-23.3%
Operating income	(108)	472	n.s.	(124)	n.s.	+55.4%
Net gains & recoveries on long-term investments	(41)	12	n.s.	(41)	n.s.	n.s.
Net allocation to GBRR	89	1	n.s.	89	n.s.	n.s.
Amortization of goodwill	(14)	(12)	-14.2%	(14)	-14.2%	-14.2%
Corporate income tax	264	(116)	n.s.	269	n.s.	+34.8%
Income from equity-accounted companies	7	6	-16.8%	15	-63.4%	-63.4%
Net income before minority interests	196	362	+84.8%	195	+85.6%	+61.9%
Minority interests	21	19	-6.4%	20	-1.2%	+1.3%
Net income	175	343	+95.5%	175	+95.3%	+68.3%

1 As some companies left the Group (Alex, Crédit Agricole Belgique, BIL SIM Italy...) and others were added (increase in shares of DVV Insurance, acquisition of Butterfield)

STATEMENT OF INCOME FROM REPORTED TO UNDERLYING PRO FORMA

in millions of EUR	Q3 2002	Q3 2003	Evolution	Sept. 2002	Sept. 2003	Evolution
Revenues	1,121	1,280	+14.2%	3,880	3,889	+0.2%
Changes in consolidation scope	*(37)*		*n.s.*	*(80)*		*n.s.*
Revenues pro forma	1,084	1,280	+18.1%	3,800	3,889	+2.3%
Exceptional & nonrecurring items	*(3)*	*13*	*n.s.*	*170*	*12*	*n.s.*
Underlying revenues	1,087	1,268	+16.6%	3,630	3,877	+6.8%
of which						
net interest and related income	*694*	*848*	*+22.2%*	*2,297*	*2,590*	*+12.8%*
net commissions and other income	*255*	*238*	*-6.7%*	*830*	*721*	*-13.1%*
technical and financial margin of insurance activities	*138*	*181*	*+31.5%*	*504*	*566*	*+12.4%*
Costs	(774)	(760)	-1.7%	(2,358)	(2,253)	-4.4%
Changes in consolidation scope	*20*		*n.s.*	*53*		*n.s.*
Costs pro forma	(753)	(760)	+0.9%	(2,305)	(2,253)	-2.3%
Exceptional & nonrecurring items	*(28)*	*(13)*	*-52.4%*	*(50)*	*(30)*	*-40.2%*
Underlying costs	(725)	(747)	+3.0%	(2,256)	(2,224)	-1.4%
Gross operating income pro forma	331	520	+57.4%	1,494	1,635	+9.4%
Exceptional & nonrecurring items	*(31)*	*(1)*	*n.s.*	*120*	*(17)*	*n.s.*
Underlying gross operating income	362	521	+43.9%	1,374	1,653	+20.3%
Cost of risk pro forma	(454)	(48)	n.s.	(578)	(119)	-79.4%
Exceptional & nonrecurring items	*(401)*	*(7)*	*n.s.*	*(437)*	*(17)*	*n.s.*
Underlying cost of risk	(53)	(41)	-23.3%	(141)	(102)	-27.4%
Operating income pro forma	(124)	472	n.s.	916	1,516	+65.4%
Exceptional & nonrecurring items	*(433)*	*(8)*	*n.s.*	*(317)*	*(34)*	*n.s.*
Underlying operating income	309	480	+55.4%	1,233	1,551	+25.8%
Net income pro forma	175	343	+95.3%	959	1,103	+15.0%
Exceptional & nonrecurring items	*(11)*	*29*	*n.s.*	*118*	*34*	*n.s.*
Underlying net income	187	314	+68.3%	842	1,069	+27.0%

1 i.e. excluding exceptional and nonrecurring items

2 Pro forma Q3 2002 and Sept. 2002: some companies left the Group (Alex, Crédit Agricole Belgique, BIL SIM Italy...) and others were added (increase in shares of DVV Insurance, acquisition of Butterfield)

KEY RATIOS

	Q3 2002	Q3 2003		Sept. 2002	Sept. 2003	
Earnings per share (in EUR)[1]				0.83	0.95	
Profit margin[2]	17.5%	28.3%		26.4%	29.9%	
Cost/income ratio[3]	69.0%	59.4%		60.8%	57.9%	
Cost of risk for the banking activities[4]	0.87%	0.07%		0.35%	0.06%	
Return on equity[5]	8.6%	15.9%		16.0%	16.9%	

UNDERLYING KEY RATIOS

	Q3 2002	Q3 2003		Sept. 2002	Sept. 2003	
Underlying cost/income ratio[3, 6]	66.7%	58.9%		62.1%	57.4%	
Underlying cost of risk banking activities[4, 6]	0.09%	0.05%		0.06%	0.05%	

1 Net income / weighted average number of shares

2 Net income before minority interests / revenues

3 Costs / revenues

4 Annualized net cost of risk for the banking activities / gross outstanding customer loans and off-balance sheet financing commitments

5 Annualized net income / weighted average shareholders' equity (excluding GBRR and after income appropriation). If the goodwill relating to the share exchange offer on Dexia BIL shares (in 1999), the goodwill related to the acquisitions of FSA and Labouchere (in 2000) and the goodwill related to the acquisitions of Artesia BC, Kempen & Co and Financière Opale Group (in 2001) had been recorded in the assets in the balance sheet and written off over 20 years, the annualized ROE would have totaled 1.1% for the first 9 months of 2002 and 6.7% and for the first 9 months of 2003.

6 i.e. excluding exceptional and nonrecurring items

BALANCE SHEET KEY FIGURES & CAPITAL ADEQUACY

in millions of EUR	Dec. 31, 2002	Sept. 30, 2003	*Evolution*
Total assets	350,924	347,589	-1.0%
Shareholders' equity[1]	9,090	9,366	+3.0%
Customer deposits	85,322	86,643	+1.5%
Debt securities	146,505	134,682	-8.1%
Customer loans	157,773	154,608	-2.0%
Bonds, equities & other securities	121,915	127,020	+4.2%
Long-term investments	1,883	1,658	-11.9%
Net assets per share (in EUR)[2]	9.01	9.22	+2.3%
Tier 1 ratio[3]	9.3%	9.8%	
Capital adequacy ratio[3]	10.7%	11.1%	
Risk-weighted assets	109,365	108,498	

1 Includes net income before appropriation
2 Net assets including GBRR group share
3 The profit for the financial year minus the dividend (estimated for 9 months 2003) is included in the shareholders' equity

GROUP'S EQUITY PORTFOLIOS[1]

in millions of EUR	Book value	Market value Sept. 30, 2003	Net cap. gain/loss Sept. 30, 2003
Long-term investments	1,124		
- Quoted[2]	736	792	+56
- Non-quoted	388		
Other	1,825		
- Quoted	1,481	1,419	-62
- *Of which money/bond funds*	*289*	*289*	
{ *Of which booked in insurance companies portfolios*	*660*	*549*	*-111*
{ *Of which booked in banking subsidiaries portfolios*	*821*	*870*	*+49*
- Non-quoted	343		
Of which money/bond funds	*85*		

1 Excluding marked to market portfolios and third-party risks (unit linked products...)
2 Of which:

	Book value	Market value Sept. 30, 2003
Erste bank*	49	95
Fortis	112	86
Société Générale	297	322
Véolia Environnement	127	128
Autoroute du Sud de la France	38	41

* Sold in October 2003, resulting in a capital gain of EUR 44 million booked in Q4 2003

MAIN ITEMS REPORTED AS EXCEPTIONAL OR NONRECURRING IN 2002 AND 2003 (FIRST, SECOND AND THIRD QUARTERS)

Net interest and related income

In Q1 2002: gains on OLOs[1] (EUR +44.4 million); net interest on CLN portfolio (EUR +1.3 million); interests on arrears on a loan in Italy (EUR +13.6 million); early redemption of bonds redeemable in shares at Dexia Crediop (EUR +12.4 million).
In Q2 2002: gains on OLOs[1] (EUR +49.1 million); net interest on CLN portfolio (EUR +3.4 million); capital gain on the sale of participation in Clearstream (EUR + 74.9 million); capital gains on sale of non-strategic assets (EUR +12.3 million).
In Q3 2002: gains on OLOs[1]. (+EUR 41.3 million); net interest on CLN Portfolio (EUR -5.4 million); capital losses on sale of non-strategic assets (EUR -9.5 million).
In Q1 2003: net revenues on CLN portfolio (EUR +5.5 million); losses on sale of equities (EUR -4.7 million).
In Q2 2003: net revenues on CLN portfolio (EUR +4.2 million); losses on sale of equities (EUR -4.5 million); exchange gain (EUR +7.1 million).
In Q3 2003: net revenues on CLN portfolio (EUR +5.1 million); capital gain on sale of equities (EUR +3.8 million); utilization of Legio Lease provision (EUR +5.2 million).

Net commissions and other income

In Q1 2002: insurance of CLN[2] portfolio (EUR -12.3 million).
In Q2 2002: insurance of CLN[2] portfolio (EUR -11.6 million); payment to the Belgian Banks' fund for Jewish community (EUR -3.9 million); provision for compensation for Dexia Bank Nederland (EUR -10.5 million).
In Q3 2002: insurance of CLN[2] Portfolio (EUR -34.5 million); write-back of a provision for compensation for Dexia Bank Nederland (EUR +4.9 million).
In Q1 2003: insurance of CLN[2] portfolio (EUR -4.1 million).
In Q2 2003: insurance of CLN[2] portfolio (EUR -4.0 million).
In Q3 2003: insurance of CLN[2] portfolio (EUR -5.6 million); interest on arrears on a settlement with the Belgian fiscal authorities (EUR +5.8 million); Bancoval litigation (EUR -1.5 million).

Costs

In Q1 2002: commissions to the network for the shift to the euro (EUR -1.4 million).
In Q2 2002: restructuring costs Dexia Bank Nederland (EUR -22.7 million); write-back of a provision for integration costs Artesia BC (EUR +4.7 million); provision for restructuring costs for DVV Insurance (EUR -2.0 million).
In Q3 2002: provision for restructuring costs Dexia Bank Nederland (EUR -30 million); provision for restructuring costs for DVV Insurance (EUR -5.3 million).
In Q1 2003: provision for restructuring costs for DVV Insurance (EUR -1.3 million); operating costs linked to the "Dexia Offer" at Dexia Bank Nederland (EUR -2.5 million).
In Q2 2003: provision for restructuring costs for Dexia Insurance (EUR -0.4 million); staff reduction plan at Dexia BIL Group (EUR -15.3 million); operating costs linked to the "Dexia Offer" at Dexia Bank Nederland (EUR -2.3 million); gain on sale of a building at Dexia Bank Nederland (EUR +5.5 million).
In Q3 2003: provision for restructuring costs for Dexia Insurance (EUR -0.3 million); operating costs linked to the "Dexia Offer" at Dexia Bank Nederland (EUR -0.3 million); staff reduction plan at Dexia BIL group (EUR -4.6 million); additional costs Crédit Agricole Belgique (EUR -1.0 million); real estate restructuring and relocations at Dexia BIL Group (EUR -8.5 million).

Cost of risk

In Q1 2002: charges for Legio Lease at Dexia Bank Nederland (EUR -4.0 million).
In Q2 2002: charges for Legio Lease at Dexia Bank Nederland (EUR -31.8 million).
In Q3 2002: charges for Legio Lease at Dexia Bank Nederland (EUR -401.1 million).
In Q1 2003: charges for Legio Lease at Dexia Bank Nederland (EUR -22.8 million).
In Q2 2003: net write-back of charges for Legio Lease at Dexia Bank Nederland (EUR +13.2 million).
In Q3 2003: charges for Legio Lease at Dexia Bank Nederland (EUR -7.4 million).

Net gains and recoveries on long-term investments

In Q1 2002: capital gains on long-term investments (EUR +17.8 million).
In Q2 2002: capital losses on long-term investments (EUR -3.2 million); value adjustment on I-Broker (EUR -6.4 million).
In Q3 2002: impairment on long-term investments (EUR -49 million); capital gains on long-term investments (EUR +7.9 million).
In Q1 2003: capital gains on long-term investments (EUR +50.2 million).
In Q2 2003: impairment on long-term investments (EUR -67.9 million).
In Q3 2003: capital gains on long-term investments (EUR +11.9 million).

Taxes

In Q3 2002: tax credit of EUR 214.7 million caused by the deductible part of the impairment written on the shares of subsidiaries in the Netherlands. As the goodwill is deducted from the equity, the impairment itself is neutral on the consolidated reserves.
In Q2 2003: tax credit of EUR 63.3 million caused by the deductible part of the impairment written on the shares of subsidiaries in the Netherlands. As the goodwill is deducted from the equity, the impairment itself is neutral on the consolidated reserves.
In Q3 2003: tax credit of EUR 20.6 million following the settlement of a litigation with the Belgian fiscal authorities.
All the items above are before tax. The amount of corresponding taxes, at appropriate rates, is treated as an exceptional item in the total amount of taxation.

1 OLOs are Belgian government bonds.
2 CLN portfolio on which a fraud was uncovered in early 2001.

STATEMENT OF INCOME

[illegible]

9 MONTHS 2003

in millions of EUR	Public/Project Finance and Credit Enhancement	Retail Financial Services	Investment Management Services	Capital Markets and Treasury Activities	Central Assets	Total Dexia
Revenues	1,404	1,322	683	379	102	3,889
- net interest and related income	*943*	*876*	*362*	*390*	*39*	*2,611*
- net commissions and other income	*163*	*248*	*321*	*(11)*	*(9)*	*712*
- technical and financial margin of insurance activities	*297*	*197*	*0*	*0*	*72*	*566*
Costs	(464)	(1,022)	(468)	(119)	(180)	(2,253)
Gross operating income	940	299	215	260	(78)	1,635
Cost of risk	(57)	(31)	(31)	7	(8)	(119)
Operating income	883	268	184	267	(86)	1,516
Net gains & recoveries on long-term investments	2	9	50	0	(63)	(1)
Net allocation to GBBR	-	-	-	-	7	7
Amortization of goodwill	-	-	-	-	(41)	(41)
Corporate income tax	(256)	(67)	(9)	(59)	38	(353)
Income from equity-accounted companies	8	24	0	0	6	37
Net income before minority interests	637	234	224	208	(140)	1,164
Minority interests	*37*	*1*	*2*	*2*	*18*	*61*
Net income	600	233	222	206	(158)	1,103
Cost/income ratio	33.0%	77.4%	68.5%	31.4%	n.s.	57.9%
Annualized ROEE	23.7%	17.4%	47.1%	28.6%	n.s.	n.s.
Allocated equity (end of period)	3,584	1,799	635	971	(382)[1]	6,608

1 Taking into account diversification between business lines

II.1 OPERATIONS AND RESULTS OF THE BUSINESSES

Public/Project Finance and Credit Enhancement

ACTIVITY STATISTICS

LOANS

in millions of EUR

	NEW LONG-TERM LOANS				TOTAL OUTSTANDING LOANS [1]		
	Q3 2003	9m 2002	9m 2003	*Evolution* 9m 2003/ 9m 2002	Sept. 30, 2002	Sept. 30, 2003	*Evolution* Sept. 30, 2003/ Sept. 30, 2002
Fully-consolidated subsidiaries							
Belgium	1,235	2,799	3,853	+37.7%	26,710	28,188	+5.5%
France	1,128	3,621	4,326	+19.5%	49,192	49,761	+1.2%
International	4,638	21,474	15,619	-27.3%	82,486	90,160	+9.3%
Germany	*1,121*	*9,513*	*2,905*	*-69.5%*	*31,970*	*30,783*	*-3.7%*
Italy	*816*	*2,709*	*2,116*	*-21.9%*	*18,113*	*20,729*	*+14.4%*
Israel	*32*	*81*	*70*	*-12.6%*	*323*	*324*	*+0.5%*
North America	*1,674*	*6,933*	*7,352*	*+6.1%*	*19,855*	*24,060*	*+21.2%*
Slovakia	*49*	*125*	*174*	*+39.3%*	*319*	*421*	*+32.1%*
Spain	*257*	*872*	*977*	*+12.1%*	*2,702*	*3,734*	*+38.2%*
Sweden	*117*	*635*	*319*	*-49.7%*	*2,976*	*3,185*	*+7.0%*
United Kingdom	*134*	*259*	*979*	*+278.1%*	*2,750*	*3,308*	*+20.3%*
Other [2]	*438*	*347*	*727*	*+109.5%*	*3,478*	*3,616*	*+4.0%*
Total fully-consolidated subsidiaries	7,001	27,894	23,798	-14.7%	158,388	168,109	+6.1%
of which public sector	*5,328*	*24,705*	*19,718*	*-20.2%*	*144,154*	*152,974*	*+6.1%*
of which corporate & project finance	*1,674*	*3,189*	*4,080*	*+27.9%*	*14,234*	*15,135*	*+6.3%*
Equity-accounted companies							
Austria (Kommunalkredit Austria) [3]	1,065	1,078	1,841	+70.9%	5,088	7,078	+39.1%
Total managed by the Dexia Group	8,066	28,972	25,639	-11.5%	163,476	175,187	+7.2%

1 These amounts, at current exchange rate, consist of outstanding long-term loans and off-balance sheet products as off-balance sheet products represent a growing part of the total activity (project finance...) and short-term loans are more fluctuant in amount. The short-term loans are therefore not included

2 Transactions carried out by the head office on behalf of Dexia Crédit Local, mainly in the area of project financing or in countries where Dexia Crédit Local does not have a direct presence

3 Corresponding to total new lending/outstanding loans of Kommunalkredit Austria which has been 49%-owned by Dexia since 2001

DEPOSIT-TAKING SERVICES AND INVESTMENT PRODUCTS [1] (INCLUDING OFF-BALANCE SHEET PRODUCTS)

in millions of EUR

	OUTSTANDING CUSTOMER ASSETS		
	Sept. 30, 2002	Sept. 30, 2003	*Evolution* Sept. 30, 2003/ Sept. 30, 2002
Balance sheet	10,629	11,992	+12.8%
Off-balance sheet	5,905	8,080	+36.8%
Total	16,534	20,072	+21.4%

1 Off-balance sheet figures of Artesia BC excluded

FSA: EVOLUTION OF THE ACTIVITY

in millions of USD	Q3 2002	Q3 2003	*Evolution* Q3 2003/ Q3 2002	year-to-date Sept. 2002	year-to-date Sept. 2003	*Evolution* Sept. 2003/ Sept. 2002
Gross present value originations	**251.4**	**259.3**	**+3.1%**	**626.1**	**692.0**	**+10.5%**
US municipal bonds[1]	103.1	160.0	+55.2%	253.6	368.6	+45.3%
US asset-backed obligations[1]	50.2	51.1	+1.8%	163.1	138.2	-15.3%
International municipal obligations[1]	50.2	20.6	-59.0%	100.0	104.9	+4.9%
International asset-backed obligations[1]	16.8	14.5	-13.7%	51.7	48.9	-5.4%
Investments products[2]	31.1	13.1	-57.9%	57.7	31.4	-45.6%
Gross par insured of new originations[3]	**24,881**	**27,494**	**+10.5%**	**83,894**	**64,153**	**-23.7%**
US municipal bonds	13,024	17,530	+34.6%	37,011	44,161	+19.3%
US asset-backed obligations	10,227	5,266	-48.5%	33,609	11,828	-65.0%
International municipal obligations	596	553	-7.2%	1,792	1,994	+11.3%
International asset-backed obligations	1,034	4,145	+300.9%	11,482	6,170	-46.3%
Net par insured of new originations[3]	**18,473**	**21,985**	**+19.0%**	**66,159**	**51,108**	**-22.7%**
US municipal bonds	9,938	14,160	+42.5%	27,054	35,256	+30.3%
US asset-backed obligations	7,982	3,487	-56.3%	28,641	9,309	-67.5%
International municipal obligations	260	408	+56.9%	995	1,025	+3.0%
International asset-backed obligations	293	3,930	+1,241.3%	9,469	5,518	-41.7%
Net par outstanding[3]				**256,157**	**286,079**	**+11.7%**
US municipal bonds				123,814	159,635	+28.9%
US asset-backed obligations				95,108	83,900	-11.8%
International municipal obligations				4,104	5,585	+36.1%
International asset-backed obligations				33,131	36,959	+11.6%

1 Present value of premiums originated (PV premiums)
2 Present value of future net interest margin from Guaranteed Investments Contracts (GICs) issued to municipalities and other market participants
3 Excludes amounts relating to FSA-insured GICs

RESULTS

UNDERLYING STATEMENT OF INCOME

EXCLUDING EXCEPTIONAL AND NON RECURRING ITEMS

in millions of EUR, except where indicated	Q 3 2002	Q 3 2003	*Evolution* Q3 2003/ Q3 2002	year-to-date Sept. 2002	year-to-date Sept. 2003	*Evolution* Sept. 2003/ Sept. 2002
Revenues	398	470	+17.9%	1,271	1,404	+10.4%
- net interest and related income	292	314	+7.5%	857	943	+10.1%
of which interest on E.E.A.²	*47*	*47*	*-0.6%*	*144*	*136*	*-5.6%*
- net commissions and other income	35	54	+55.1%	153	163	+6.9%
- technical and financial margin of insurance activities	72	102	+42.2%	262	297	+13.6%
Costs	(149)	(157)	+5.4%	(456)	(464)	+1.7%
Gross operating income	249	313	+25.5%	815	940	+15.3%
Cost of risk	(35)	(27)	-22.6%	(90)	(57)	-37.5%
Operating income	215	286	+33.2%	725	883	+21.8%
Net gains & recoveries on long-term investments	1	0	n.s.	11	2	-79.9%
Corporate income tax	(66)	(87)	+32.2%	(208)	(256)	+23.4%
Income from equity-accounted companies	8	(3)	n.s.	19	8	-59.2%
Net income before minority interests	158	196	+24.1%	548	637	+16.3%
Minority interests	10	13	+33.8%	35	37	+5.2%
Net income	148	182	+23.5%	512	600	+17.1%
Cost/income ratio	37.4%	33.4%		35.9%	33.0%	
Annualized ROEE	17.8%	21.8%		20.6%	23.7%	
Allocated equity (end of period)	3,549	3,584		3,549	3,584	

1 Pro forma for Q3 2002 and September 2002

2 Economic Equity Allocated

STATEMENT OF INCOME - QUARTERLY SERIES

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003
TOTAL							
Revenues	448	439	398	522	455	479	470
net interest and related income	*294*	*285*	*292*	*336*	*316*	*314*	*314*
net commissions and other income	*56*	*62*	*35*	*62*	*44*	*65*	*54*
technical and financial margin of insurance activities	*98*	*92*	*72*	*124*	*95*	*100*	*102*
Costs	(163)	(144)	(149)	(175)	(154)	(153)	(157)
Gross operating income	285	294	249	347	301	326	313
Cost of risk	(13)	(43)	(35)	(77)	(24)	(6)	(27)
Operating income	272	252	215	270	278	320	286
Net gains & recoveries on long-term investments	14	(4)	1	(2)	0	2	0
Income from equity-accounted companies	4	7	8	11	10	1	(3)
Corporate income tax	(83)	(65)	(66)	(58)	(83)	(87)	(87)
Net income before minority interests	208	190	158	220	205	236	196
Minority interests	14	14	10	13	12	12	13
Net income	194	176	148	207	193	224	182
EXCEPTIONAL & NONRECURRING ITEMS							
Revenues	14						
net interest and related income	*14*						
net commissions and other income							
technical and financial margin of insurance activities							
Costs							
Gross operating income	14						
Cost of risk							
Operating income	14						
Net gains & recoveries on long-term investments							
Income from equity-accounted companies							
Corporate income tax	(6)						
Net income before minority interests	8						
Minority interests	2						
Net income	6						
UNDERLYING							
Revenues	434	439	398	522	455	479	470
net interest and related income	*280*	*285*	*292*	*336*	*316*	*314*	*314*
net commissions and other income	*56*	*62*	*35*	*62*	*44*	*65*	*54*
technical and financial margin of insurance activities	*98*	*92*	*72*	*124*	*95*	*100*	*102*
Costs	(163)	(144)	(149)	(175)	(154)	(153)	(157)
Gross operating income	272	294	249	347	301	326	313
Cost of risk	(13)	(43)	(35)	(77)	(24)	(6)	(27)
Operating income	259	252	215	270	278	320	286
Net gains & recoveries on long-term investments	14	(4)	1	(2)	0	2	0
Income from equity-accounted companies	4	7	8	11	10	1	(3)
Corporate income tax	(77)	(65)	(66)	(58)	(83)	(87)	(87)
Net income before minority interests	200	190	158	220	205	236	196
Minority interests	11	14	10	13	12	12	13
Net income	188	176	148	207	193	224	182

1 Pro forma from Q1 2002 to Q2 2003

II.2 OPERATIONS AND RESULTS OF THE BUSINESSES

Retail Financial Services

ACTIVITY STATISTICS

CUSTOMER DEPOSITS AND INVESTMENT PRODUCTS

in millions of EUR	2002		2003			*Evolution*	*Evolution*
	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Sept. 2003/ June 2003	Sept. 2003/ Dec. 2002
Deposits	29,489	30,949	32,288	33,528	33,839	+0.9%	+9.3%
Saving deposits[1]	*19,735*	*21,495*	*22,605*	*23,385*	*23,823*	*+1.9%*	*+10.8%*
Other deposits	*9,754*	*9,454*	*9,683*	*10,143*	*10,015*	*-1.3%*	*+5.9%*
Savings bonds	17,481	17,004	16,431	15,790	15,209	-3.7%	-10.6%
Dexia euro-bonds[2]	7,585	7,481	7,581	7,409	7,412	+0.0%	-0.9%
Total balance sheet products	**54,555**	**55,434**	**56,300**	**56,727**	**56,460**	**-0.5%**	**+1.9%**
Cooperator's shares[3]	1,219	1,216	1,214	1,241	1,230	-0.9%	+1.1%
Mutual funds (OPCVM)[4]	16,223	16,269	15,544	16,511	16,786	+1.7%	+3.2%
Life insurance technical reserves	5,651	5,813	5,940	6,594	6,947	+5.4%	+19.5%
Total customer deposits and investment products	**77,648**	**78,732**	**78,997**	**81,073**	**81,422**	**+0.4%**	**+3.4%**

1 In the financial statements, saving deposits only include the Belgian administered rate savings deposits
2 Euro-bonds issued by the Dexia Group and sold by the Belgian network of Dexia
3 Cooperator's shares, stockholders of Arco group (Arcofin & Arcopar & Arcoplus)
4 Mutual funds sold by the Dexia Bank Group network of agents

CUSTOMER LOANS[1]

in millions of EUR	2002		2003			*Evolution*	*Evolution*
	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Sept. 2003/ June 2003	Sept. 2003/ Dec. 2002
Loans to individual customers	15,413	15,626	15,713	15,864	16,120	+1.6%	+3.2%
Mortgage loans	*13,224*	*13,436*	*13,561*	*13,751*	*13,935*	*+1.3%*	*+3.7%*
Consumer loans	*2,189*	*2,189*	*2,152*	*2,112*	*2,185*	*+3.5%*	*-0.2%*
Loans to SMEs and the self-employed	6,660	6,710	6,643	6,913	6,976	+0.9%	+4.0%
Total	**22,073**	**22,336**	**22,356**	**22,777**	**23,096**	**+1.4%**	**+3.4%**

1 Securitized mortgage loans are included since March 2003 and previous quarters were restated

EARNED INSURANCE PREMIUMS

in millions of EUR	Q2 2003	Q3 2003	*Evolution* Q3 2003/ Q2 2003	Sept. 2002	Sept. 2003	*Evolution* Sept. 2003/ Sept. 2002
Life	631	426	-32.5%	977	1,468	+50.3%
Non-life	73	80	+9.6%	218	232	+6.4%
Total	705	506	-28.2%	1,195	1,700	+42.3%

RESULTS

UNDERLYING STATEMENT OF INCOME[1]

EXCLUDING EXCEPTIONAL AND NONRECURRING ITEMS

in millions of EUR, except where indicated	Q 3 2002	Q 3 2003	*Evolution* Q3 2003/ Q3 2002	year-to-date Sept. 2002	Sept. 2003	*Evolution* Sept. 2003/ Sept. 2002
Revenues	**413**	**444**	**+7.5%**	**1,250**	**1,316**	**+5.3%**
- net interest and related income	285	306	+7.2%	813	876	+7.8%
of which interest on E.E.A.[2]	*26*	*25*	*-4.8%*	*78*	*74*	*-4.8%*
- net commissions and other income	87	78	-10.3%	274	243	-11.3%
- technical and financial margin of insurance activities	41	60	+46.5%	163	197	+20.6%
Costs	**(324)**	**(347)**	**+7.1%**	**(1,013)**	**(1,021)**	**+0.8%**
Gross operating income	**89**	**97**	**+8.9%**	**237**	**294**	**+24.3%**
Cost of risk	(9)	(10)	+19.4%	(27)	(31)	+15.4%
Operating income	**80**	**87**	**+7.8%**	**210**	**264**	**+25.5%**
Net gains & recoveries on long-term investments	0	(1)	n.s.	(1)	1	n.s.
Corporate income tax	(44)	(31)	-30.3%	(79)	(88)	+11.4%
Income from equity-accounted companies	7	8	+7.9%	22	24	+6.1%
Net income before minority interests	**45**	**63**	**+40.8%**	**153**	**201**	**+31.2%**
Minority interests	0	1	n.s.	1	1	n.s.
Net income	**45**	**62**	**+40.1%**	**152**	**199**	**+31.0%**
Cost/income ratio	78.5%	78.2%		81.1%	77.6%	
Annualized ROEE	9.8%	14.0%		11.2%	14.9%	
Allocated equity (end of period)	1,819	1,799		1,819	1,799	

1 Pro forma for Q3 2002 and September 2002
2 Economic Equity Allocated

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003
		TOTAL					
Revenues	**401**	**436**	**413**	**410**	**420**	**452**	**450**
net interest and related income	*258*	*269*	*285*	*269*	*279*	*292*	*306*
net commissions and other income	*97*	*90*	*87*	*66*	*81*	*84*	*84*
technical and financial margin of insurance activities	*45*	*77*	*41*	*74*	*60*	*76*	*60*
Costs	**(345)**	**(345)**	**(324)**	**(335)**	**(339)**	**(335)**	**(348)**
Gross operating income	**56**	**91**	**89**	**74**	**80**	**117**	**102**
Cost of risk	(10)	(8)	(9)	(13)	(13)	(8)	(10)
Operating income	**46**	**83**	**80**	**61**	**68**	**109**	**91**
Net gains & recoveries on long-term investments	0	(1)	0	2	0	3	7
Income from equity-accounted companies	9	6	7	5	7	9	8
Corporate income tax	(11)	(23)	(44)	(35)	(26)	(32)	(10)
Net income before minority interests	**43**	**64**	**45**	**34**	**49**	**89**	**97**
Minority interests	1	(1)	0	(5)	0	1	1
Net income	**42**	**65**	**44**	**38**	**49**	**88**	**96**
		EXCEPTIONAL & NONRECURRING ITEMS					
Revenues							**6**
net interest and related income							
net commissions and other income							*6*
technical and financial margin of insurance activities							
Costs	**(1)**						**(1)**
Gross operating income	**(1)**						**5**
Cost of risk							
Operating income	**(1)**						**5**
Net gains & recoveries on long-term investments				3			8
Income from equity-accounted companies							
Corporate income tax	1			(7)			21
Net income before minority interests	**(1)**			**(4)**			**34**
Minority interests							
Net income	**(1)**			**(4)**			**34**
		UNDERLYING					
Revenues	**401**	**436**	**413**	**410**	**420**	**452**	**444**
net interest and related income	*258*	*269*	*285*	*269*	*279*	*292*	*306*
net commissions and other income	*97*	*90*	*87*	*66*	*81*	*84*	*78*
technical and financial margin of insurance activities	*45*	*77*	*41*	*74*	*60*	*76*	*60*
Costs	**(344)**	**(345)**	**(324)**	**(335)**	**(339)**	**(335)**	**(347)**
Gross operating income	**57**	**91**	**89**	**74**	**80**	**117**	**97**
Cost of risk	(10)	(8)	(9)	(13)	(13)	(8)	(10)
Operating income	**47**	**83**	**80**	**61**	**68**	**109**	**87**
Net gains & recoveries on long-term investments	0	(1)	0	(1)	0	3	(1)
Income from equity-accounted companies	9	6	7	5	7	9	8
Corporate income tax	(12)	(23)	(44)	(28)	(26)	(32)	(31)
Net income before minority interests	**44**	**64**	**45**	**37**	**49**	**89**	**63**
Minority interests	1	(1)	0	(5)	0	1	1
Net income	**43**	**65**	**45**	**42**	**49**	**88**	**62**

1 Pro forma from Q1 2002 to Q2 2003

Investment Management Services

(Private Banking, Asset Management, Fund Administration and Equity-Related Activities)

ACTIVITY STATISTICS

PRIVATE BANKING

in billions of EUR[1]	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003	June 30, 2003	Sept. 30, 2003	*Evolution* Sept. 30, 2003/ June 30 2003	*Evolution* Sept. 30, 2003/ Dec. 31, 2002
Total customer assets	30.4	30.8	29.1	29.4	29.3	-0.6%	-4.9%
By type of products							
Securities	14.4	14.7	13.2	13.7	13.8	+1.1%	-6.1%
Monetary deposits	8.6	9.0	8.7	8.3	8.1	-2.1%	-10.0%
Mutual funds	7.4	7.1	7.3	7.5	7.4	-1.4%	+4.2%
By type of management							
Discretionary management	5.9	5.8	5.3	5.4	5.3	-2.6%	-8.4%
Advisory management	10.8	11.2	10.9	11.2	11.3	+0.9%	+1.2%
Without mandate	13.8	13.8	12.9	12.8	12.7	-0.8%	-8.2%

1 Excluding Dexia Bank Nederland and Kempen & Co

ASSET MANAGEMENT

in billions of EUR[1]	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003	June 30, 2003	Sept. 30, 2003	*Evolution* Sept. 30, 2003/ June 30, 2003	*Evolution* Sept. 30, 2003/ Dec. 31, 2002
Total assets managed[2]	69.9	69.4	68.2	72.8	74.9	+2.9%	+7.9%
By management entity							
- Dexia Asset Management	55.8	55.1	54.1	58.3	60.4	+3.6%	+9.7%
- other[3]	14.1	14.4	14.1	14.5	14.5	0.0%	+0.9%
By type of management							
- mutual funds management	41.0	40.1	39.4	41.7	42.7	+2.5%	+6.4%
- advisory management	10.3	10.6	10.4	10.7	10.7	+0.5%	+1.6%
- discretionary management	7.1	7.3	6.9	7.2	7.1	-1.3%	-2.0%
- institutional fund management	11.5	11.5	11.5	13.2	14.3	+8.2%	+25.0%

1 Excluding Dexia Bank Nederland and Kempen & Co

2 Assets counted twice included

3 Group Dexia Banque Internationale à Luxembourg

FUND ADMINISTRATION	Q2 2003	Q3 2003	Evolution Q3 2003/ Q2 2003	Dec. 31, 2002	Sept. 30, 2003	Evolution Sept. 30, 2003/ Dec. 31, 2002
Custody Services						
Capital Managed end of period (in billions of EUR)[1]	154.3	166.4	+7.8%	146.0	166.4	+14.0%
Number of portfolios end of period[1]	1,980	2,075	+4.8%	1,892	2,075	+9.7%
Number of buying/selling transactions securities	*141,678*	*140,158*	*-1.1%*	*544,324*	*428,661*	-
Central Administration Services						
Capital managed end of period (in billions of EUR)[2]	111.3	116.9	+5.0%	107.1	116.9	+9.2%
Number of NAV to calculate in the year (forecast)[2]	320,921	337,814	+5.3%	313,706	337,814	+7.7%
Number of portfolios end of period[2]	1,730	1,793	+3.6%	1,634	1,793	+9.7%
Transfer Agent Services						
Assets managed end of period (in billions of EUR)[3]	242.1	260.3	+7.5%	234.9	260.3	+10.8%
Number of registers end of period[4]	4,995	5,014	+0.4%	4,571	5,014	+9.7%
Number of subscriptions/repurchase (in millions)	*1.21*	*1.37*	*+13.9%*	*5.24*	*3.76*	-
Number of accounts end of period (in millions)	2.68	2.75	+2.6%	2.63	2.75	+4.6%

1 Including the custody activity of Dexia Bank Nederland, recently transferred to the BIL Group. Previous figures have been adapted accordingly

2 The newly identified activity of Spain is added to the figures since March 2003

3 Restated series as the assets of the ex-Cordius funds are added

4 The method of calculation changed and the registers of the Universal Ordering activity are added

RESULTS

UNDERLYING STATEMENT OF INCOME

EXCLUDING EXCEPTIONAL AND NON-RECURRING ITEMS

in millions of EUR, except where indicated	Q 3 2002	Q 3 2003	*Evolution* Q3 2003/ Q3 2002	year-to-date Sept. 2002	year-to-date Sept. 2003	*Evolution* Sept. 2003/ Sept. 2002
Revenues	**242**	**219**	**-9.5%**	**767**	**678**	**-11.6%**
- net interest and related income	128	114	-10.7%	378	357	-5.4%
- of which interest on E.E.A.[2]	*9*	*9*	*-2.0%*	*27*	*26*	*-2.0%*
- net commissions and other income	114	105	-8.1%	389	321	-17.7%
- technical and financial margin of insurance activities	0	0	n.s.	0	0	n.s.
Costs	**(161)**	**(145)**	**-10.0%**	**(499)**	**(454)**	**-9.0%**
Gross operating income	**81**	**74**	**-8.6%**	**268**	**223**	**-16.6%**
Cost of risk	(4)	(8)	n.s.	(4)	(14)	n.s.
Operating income	**77**	**66**	**-14.4%**	**264**	**209**	**-20.9%**
Net gains & recoveries on long-term investments	0	0	n.s.	1	0	n.s.
Corporate income tax	(21)	(19)	-8.5%	(77)	(61)	-21.4%
Income from equity-accounted companies	0	0	n.s.	0	0	n.s.
Net income before minority interests	**56**	**47**	**-15.9%**	**188**	**148**	**-21.0%**
Minority interests	1	1	n.s.	3	2	n.s.
Net income	**55**	**46**	**-15.7%**	**184**	**146**	**-20.7%**
Cost/income ratio	66.5%	66.1%		65.1%	67.1%	
Annualized ROEE	35.7%	29.5%		40.1%	31.1%	
Allocated equity (end of period)	624	635		624	635	

1 Pro forma for Q3 2002 and September 2002

2 Economic Equity Allocated

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003
TOTAL							
Revenues	273	242	247	241	224	235	224
net interest and related income	*125*	*124*	*128*	*124*	*118*	*125*	*119*
net commissions and other income	*147*	*117*	*119*	*117*	*106*	*110*	*105*
technical and financial margin of insurance activities	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Costs	(178)	(172)	(161)	(171)	(165)	(153)	(150)
Gross operating income	95	70	86	70	59	82	74
Cost of risk	(4)	(31)	(405)	(13)	(25)	9	(16)
Operating income	91	38	(319)	57	34	91	58
Net gains & recoveries on long-term investments	3	3	0	(8)	50	0	0
Income from equity-accounted companies	0	0	0	(1)	0	0	0
Corporate income tax	(27)	(10)	332	(21)	(24)	34	(19)
Net income before minority interests	68	31	13	27	60	125	39
Minority interests	1	1	1	(1)	0	1	1
Net income	67	30	12	28	59	124	39
EXCEPTIONAL & NONRECURRING ITEMS							
Revenues		(11)	5	(4)			5
net interest and related income				*(4)*			*5*
net commissions and other income		*(11)*	*5*				
technical and financial margin of insurance activities							
Costs		(11)		(2)	(2)	(6)	(5)
Gross operating income		(22)	5	(6)	(2)	(6)	
Cost of risk	(4)	(32)	(401)	(11)	(23)	13	(7)
Operating income	(4)	(54)	(396)	(17)	(25)	8	(8)
Net gains & recoveries on long-term investments	3	2		(8)	50		
Income from equity-accounted companies							
Corporate income tax	1	19	353		(9)	59	1
Net income before minority interests		(33)	(43)	(25)	16	67	(7)
Minority interests							
Net income		(33)	(43)	(25)	16	67	(7)
UNDERLYING							
Revenues	273	252	242	244	224	235	219
net interest and related income	*125*	*124*	*128*	*128*	*118*	*125*	*114*
net commissions and other income	*147*	*128*	*114*	*117*	*106*	*110*	*105*
technical and financial margin of insurance activities	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Costs	(178)	(161)	(161)	(169)	(162)	(147)	(145)
Gross operating income	95	91	81	76	61	88	74
Cost of risk	0	1	(4)	(2)	(2)	(4)	(8)
Operating income	95	92	77	74	59	84	66
Net gains & recoveries on long-term investments	0	1	0	1	0	0	0
Income from equity-accounted companies	0	0	0	(1)	0	0	0
Corporate income tax	(27)	(29)	(21)	(22)	(16)	(26)	(19)
Net income before minority interests	68	64	56	52	43	58	47
Minority interests	1	1	1	(1)	0	1	1
Net income	67	63	55	53	43	57	46

1 Pro forma from Q1 2002 to Q2 2003

II.4 OPERATIONS AND RESULTS OF THE BUSINESSES

Capital Markets and Treasury Activities

RESULTS

UNDERLYING STATEMENT OF INCOME[1]
EXCLUDING EXCEPTIONAL AND NONRECURRING ITEMS

In millions of EUR, except where indicated	Q3 2002	Q3 2003	Q3 03/ Q3 02	year-to-date Sept. 2002	year-to-date Sept. 2003	Sept. 03/ Sept. 02
Revenues	72	107	+47.9%	415	378	-8.9%
- net interest and related income	66	109	+65.6%	407	375	-7.8%
of which interest on E.E.A.[2]	*17*	*13*	*-25.1%*	*52*	*40*	*-22.4%*
- net commissions and other income	6	(2)	n.s.	8	3	-67.1%
- technical and financial margin of insurance activities	0	0	n.s.	0	0	n.s.
Costs	(41)	(40)	-2.0%	(127)	(119)	-6.3%
Gross operating income	32	67	x2.1	288	259	-10.1%
Cost of risk	(6)	7	n.s.	(5)	7	n.s.
Operating income	25	74	x3.0	283	266	-5.7%
Net gains & recoveries on long-term investments	0	0	n.s.	0	0	n.s.
Corporate income tax	(7)	(17)	x2.6	(67)	(58)	-12.1%
Income from equity-accounted companies	0	0	n.s.	0	0	n.s.
Net income before minority interests	19	57	x3.0	216	208	-3.7%
Minority interests	0	0	n.s.	1	2	n.s.
Net income	18	57	x3.1	215	206	-4.2%
Cost/income ratio	56.0%	37.1%		30.5%	31.4%	
Annualized ROEE	6.2%	23.4%		23.9%	28.5%	
Allocated equity (end of period)	1,206	971		1,206	971	

1 Pro forma for Q3 2002 and September 2002

2 Economic Equity Allocated

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003
TOTAL							
Revenues	166	157	32	108	149	123	106
net interest and related income	*176*	*170*	*60*	*111*	*151*	*125*	*114*
net commissions and other income	*(10)*	*(13)*	*(28)*	*(3)*	*(2)*	*(2)*	*(8)*
technical and financial margin of insurance activities	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Costs	(46)	(40)	(41)	(43)	(41)	(38)	(40)
Gross operating income	120	117	(8)	65	108	85	67
Cost of risk	3	(2)	(6)	(19)	(2)	2	7
Operating income	123	115	(15)	46	106	88	73
Net gains & recoveries on long-term investments	0	0	0	0	0	0	0
Income from equity-accounted companies	0	0	0	0	0	0	0
Corporate income tax	(15)	(24)	9	3	(27)	(15)	(17)
Net income before minority interests	108	91	(5)	50	79	73	56
Minority interests	0	1	0	1	1	2	0
Net income	108	90	(5)	49	78	72	56
EXCEPTIONAL & NONRECURRING ITEMS							
Revenues	(11)	(8)	(40)	(30)	1		
net interest and related income	*1*	*3*	*(5)*	*(26)*	*5*	*4*	*5*
net commissions and other income	*(12)*	*(12)*	*(35)*	*(4)*	*(4)*	*(4)*	*(6)*
technical and financial margin of insurance activities							
Costs							
Gross operating income	(11)	(8)	(40)	(30)	1		(1)
Cost of risk							
Operating income	(11)	(8)	(40)	(30)	1		(1)
Net gains & recoveries on long-term investments							
Income from equity-accounted companies							
Corporate income tax	8	14	16	12			
Net income before minority interests	(3)	5	(24)	(18)	1		
Minority interests							
Net income	(3)	5	(24)	(18)	1		
UNDERLYING							
Revenues	177	165	72	138	148	123	107
net interest and related income	*174*	*167*	*66*	*136*	*145*	*121*	*109*
net commissions and other income	*3*	*(1)*	*6*	*1*	*3*	*2*	*(2)*
technical and financial margin of insurance activities	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Costs	(46)	(40)	(41)	(43)	(41)	(37)	(40)
Gross operating income	131	125	32	94	106	86	67
Cost of risk	3	(2)	(6)	(19)	(2)	2	7
Operating income	134	123	25	76	104	88	74
Net gains & recoveries on long-term investments	0	0	0	0	0	0	0
Income from equity-accounted companies	0	0	0	0	0	0	0
Corporate income tax	(23)	(37)	(7)	(9)	(27)	(15)	(17)
Net income before minority interests	112	86	19	67	78	73	57
Minority interests	0	1	0	1	1	2	0
Net income	112	85	18	66	77	72	57

1 Pro forma from Q1 2002 to Q2 2003

Central Assets

STATEMENT OF INCOME - QUARTERLY SERIES

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003
TOTAL							
Revenues[1]	24	131	(7)	(26)	(15)	87	30
net interest and related income	*4*	*107*	*(45)*	*(17)*	*(27)*	*58*	*9*
net commissions and other income	*(11)*	*0*	*13*	*(12)*	*(8)*	*(3)*	*2*
technical and financial margin of insurance activities	*31*	*23*	*25*	*3*	*21*	*32*	*19*
Costs	(48)	(72)	(79)	63	(49)	(66)	(65)
Gross operating income	(23)	59	(85)	36	(64)	21	(35)
Cost of risk	(5)	(10)	1	(17)	(1)	(5)	(2)
Operating income	(28)	49	(85)	19	(65)	16	(37)
Net gains & recoveries on long-term investments	16	(11)	(42)	(8)	0	(68)	5
Net allocation to GBBR	(4)	(1)	89	0	1	5	1
Amortization of goodwill	(14)	(11)	(15)	(18)	(12)	(16)	(12)
Income from equity-accounted companies	7	2	0	2	2	3	1
Corporate income tax	19	(1)	38	35	16	5	16
Net income before minority interests	(4)	26	(15)	30	(59)	(55)	(26)
Minority interests	7	4	8	10	6	7	5
Net income	(11)	22	(23)	19	(65)	(63)	(31)
EXCEPTIONAL & NONRECURRING ITEMS							
Revenues	57	132	32	(35)	(5)	3	2
net interest and related income	*57*	*136*	*32*	*(35)*	*(5)*	*3*	*4*
net commissions and other income		*(4)*					*(2)*
technical and financial margin of insurance activities							
Costs		(9)	(28)	112	(1)	(7)	(7)
Gross operating income	57	124	4	77	(6)	(4)	(5)
Cost of risk							
Operating income	57	124	4	77	(6)	(4)	(5)
Net gains & recoveries on long-term investments	14	(12)	(41)	(3)		(68)	4
Net allocation to GBBR	(4)	(1)	89			5	1
Amortization of goodwill				(3)		(5)	
Income from equity-accounted companies							
Corporate income tax	(9)	(14)	4	(27)		(1)	2
Net income before minority interests	58	97	56	44	(5)	(72)	2
Minority interests				(1)		1	
Net income	58	97	56	44	(5)	(73)	3
UNDERLYING							
Revenues[1]	(33)	(2)	(39)	9	(10)	85	28
net interest and related income	*(53)*	*(29)*	*(77)*	*18*	*(23)*	*55*	*5*
net commissions and other income	*(11)*	*4*	*13*	*(12)*	*(8)*	*(3)*	*3*
technical and financial margin of insurance activities	*31*	*23*	*25*	*3*	*21*	*32*	*19*
Costs	(48)	(63)	(50)	(50)	(48)	(60)	(58)
Gross operating income	(80)	(65)	(89)	(41)	(58)	25	(30)
Cost of risk	(5)	(10)	1	(17)	(1)	(5)	(2)
Operating income	(85)	(75)	(88)	(57)	(59)	20	(32)
Net gains & recoveries on long-term investments	2	1	(1)	(6)	0	0	1
Net allocation to GBBR	0	0	0	0	0	0	0
Amortization of goodwill	(14)	(11)	(15)	(15)	(12)	(11)	(12)
Income from equity-accounted companies	7	2	0	2	2	3	1
Corporate income tax	28	12	34	62	16	6	14
Net income before minority interests	(62)	(70)	(70)	(14)	(54)	17	(28)
Minority interests	7	4	8	11	6	6	5
Net income	(69)	(75)	(79)	(25)	(60)	11	(34)

1 Pro forma from Q1 2002 to Q2 2003

Dexia

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003
TOTAL							
Revenues	1,312	1,404	1,084	1,254	1,233	1,376	1,280
net interest and related income	*857*	*956*	*721*	*823*	*835*	*913*	*862*
net commissions and other income	*280*	*256*	*225*	*230*	*221*	*254*	*237*
technical and financial margin of insurance activities	*174*	*191*	*138*	*201*	*176*	*208*	*181*
Costs	(779)	(773)	(753)	(662)	(749)	(744)	(760)
Gross operating income	533	631	331	592	484	631	520
Cost of risk	(29)	(95)	(454)	(139)	(64)	(8)	(48)
Operating income	504	536	(124)	453	420	624	472
Net gains & recoveries on long-term investments	33	(12)	(41)	(15)	50	(64)	12
Net allocation to GBBR	(4)	(1)	89	0	0	5	1
Amortization of goodwill	(14)	(12)	(14)	(18)	(12)	(16)	(12)
Income from equity-accounted companies	19	16	15	17	19	13	6
Corporate income tax	(116)	(123)	269	(77)	(143)	(94)	(116)
Net income before minority interests	423	404	195	360	334	468	362
Minority interests	23	20	20	19	19	22	19
Net income	400	384	175	341	315	446	343
EXCEPTIONAL & NONRECURRING ITEMS							
Revenues	59	114	(3)	(69)	(3)	3	13
net interest and related income	*72*	*140*	*26*	*(65)*	*1*	*7*	*14*
net commissions and other income	*(12)*	*(26)*	*(30)*	*(4)*	*(4)*	*(4)*	*(1)*
technical and financial margin of insurance activities							
Costs	(1)	(20)	(28)	110	(4)	(13)	(13)
Gross operating income	58	94	(31)	41	(7)	(10)	(1)
Cost of risk	(4)	(32)	(401)	(11)	(23)	13	(7)
Operating income	54	62	(433)	30	(30)	3	(8)
Net gains & recoveries on long-term investments	17	(10)	(41)	(8)	50	(68)	12
Net allocation to GBBR	(4)	(1)	89			5	1
Amortization of goodwill				(3)		(5)	
Income from equity-accounted companies							
Corporate income tax	(6)	19	373	(22)	(9)	59	24
Net income before minority interests	61	70	(11)	(3)	12	(5)	28
Minority interests	2			(1)		1	
Net income	59	70	(11)	(2)	12	(6)	29
UNDERLYING							
Revenues	1,252	1,290	1,087	1,323	1,236	1,373	1,268
net interest and related income	*786*	*817*	*694*	*888*	*835*	*907*	*848*
net commissions and other income	*292*	*282*	*255*	*234*	*225*	*258*	*238*
technical and financial margin of insurance activities	*174*	*191*	*138*	*201*	*176*	*208*	*181*
Costs	(777)	(753)	(725)	(772)	(745)	(732)	(747)
Gross operating income	475	537	362	551	491	641	521
Cost of risk	(25)	(63)	(53)	(128)	(41)	(21)	(41)
Operating income	450	474	309	423	450	620	480
Net gains & recoveries on long-term investments	16	(3)	0	(8)	0	4	0
Net allocation to GBBR	0	0	0	0	0	0	0
Amortization of goodwill	(14)	(12)	(14)	(15)	(12)	(11)	(12)
Income from equity-accounted companies	19	16	15	17	19	13	6
Corporate income tax	(110)	(141)	(104)	(54)	(134)	(153)	(140)
Net income before minority interests	361	334	206	363	322	473	334
Minority interests	21	20	20	20	19	21	20
Net income	341	314	187	344	303	452	314

1 Pro forma from Q1 2002 to Q2 2003

III CAPITAL ADEQUACY, RISKS AND RATINGS

CAPITAL ADEQUACY

in millions of EUR

	Dec. 31, 2001	Dec. 31, 2002	Sept. 30, 2003
Tier 1 capital[1]	9,686	10,197	10,584
Total regulatory capital[1]	11,911	11,741	12,054
Risk-weighted assets	103,633	109,365	108,498
Tier 1 ratio[1]	9.3%	9.3%	9.8%
Capital adequacy ratio[1]	11.5%	10.7%	11.1%

1 The profit for the financial year minus the dividend (estimated for 9 months 2003) is included in the shareholders' equity

BREAKDOWN OF RISK-WEIGHTED ASSETS

in millions of EUR

	Dec. 31, 2001	Dec. 31, 2002	Sept. 30, 2003
20% weighted counterparts	28,297	29,673	29,921
50% weighted counterparts	9,968	10,103	9,925
100% weighted counterparts	57,267	61,201	58,718
Trading portfolio	8,101	8,388	9,934
Total	103,633	109,365	108,498

QUALITY OF RISKS

in millions of EUR

	Dec. 31, 2001	Dec. 31, 2002	Sept. 30, 2003
Doubtful loans	1,064	1,153	1,125
Nonperforming loans	833	789	786
Write-downs[1]	1,266	1,320	1,273
Nonperforming loans / Gross outstanding loans	0.54%	0.50%	0.51%
Coverage ratio	66.7%	68.0%	66.6%

1 Does not include the general provision set aside to cover potential risks on Legio Lease products

RATINGS (long term)

	DEXIA BANK	DEXIA CRÉDIT LOCAL	DEXIA BIL	FSA	DEXIA MUNICIPAL AGENCY
Moody's	Aa2	Aa2	Aa2	Aaa	Aaa
Standard & Poor's	AA	AA	AA	AAA	AAA
Fitch	AA+	AA+	AA+	AAA	AAA

IV SHAREHOLDER INFORMATION

SHAREHOLDERS BASE

TOTAL NUMBER OF SHARES OUTSTANDING: 1,165,041,387



Other: 38.98%
of which identified institutional investors from:
Belgium: 4.70%
France: 9.18%
other countries: 11.27%
Identified individual shareholders: 13.15%
Shareholders with more than 5% of the capital: 43.79%
of which:
Arcofin: 15.36%
Holding Communal: 15.09%
Groupe CDC: 7.77%
SMAP: 5.56%
Treasury stocks: 0.81%
Staff and management shares: 3.28%

EVOLUTION OF THE NUMBER OF SHARES

	Dec. 31, 2002	March 31, 2003	June 30, 2003	Sept. 30, 2003
Number of shares	1,181,685,852	1,181,685,852	1,164,983,137	1,165,041,387
of which treasury shares	*20,082,005*	*20,887,745*	*4,300,730*	*9,488,730*
Number of options	31,809,349	31,809,349	31,809,349	41,751,099
Total number of current/potential future shares[1]	1,213,495,201	1,213,495,201	1,196,792,486	1,206,792,486
Average weighted number of shares[2]	1,150,867,134	1,161,543,974	1,161,129,698	1,160,828,754

1 No convertible bonds; see also "Legal Information" on www.dexia.com
2 Excluding shares held in treasury stocks

DATA PER SHARE

	Dec. 31, 2002	Sept. 30, 2002	Sept. 30, 2003
Earnings per share in EUR[1]	1.13	0.83	0.95
Net assets without GBRR Group share (in EUR)	7.41	7.14	7.67
Net assets with GBRR Group share (in EUR)	9.01	8.74	9.22
Gross dividend (in EUR)[2]	0.48		
Net dividend (in EUR)[3]	0.36		

1 Net income / average weighted number of shares
2 Dividends are paid once a year
3 After deduction of a 25% Belgian withholding tax (reduced to 15% for shares with a VVPR strip)

STOCK EXCHANGE DATA

	Dec. 31, 2002	Sept. 30, 2003
Total number of shares	1,181,685,852	1,165,041,387
Price on (average Dexia) (in EUR)	11.75	12.61
Stock market capitalization (in millions of EUR)	13,885	14,691

Stock Exchange	Brussels	Paris
Share price as of Dec 31, 2002 (in EUR)	11.83	11.67
Stock price as of September 30, 2003 (in EUR)	12.52	12.70
Highest Price / Lowest Price during first 9 months 2003 (in EUR)	13.19/7.10	13.19/7.11
Average daily trading volume during first 9 months 2003 (in millions of EUR)	14.97	27.27
Average daily trading volume during first 9 months 2003 (in thousands of shares)	1,398	2,553

V CONSOLIDATED FINANCIAL STATEMENTS

DEXIA - CONSOLIDATED BALANCE SHEET (BEFORE INCOME APPROPRIATION)[1]

ASSETS

in millions of EUR		Dec. 31, 2002	Sept. 30, 2002	Sept. 30, 2003
I.	Cash, central banks and postal checking accounts	2,198	2,080	1,280
II.	Government securities eligible for central bank refinancing	10,886	4,342	2,853
	A. Banking activity and other	*8,713*	*4,259*	*2,669*
	B. Insurance activity	*2,173*	*83*	*184*
III.	Interbank loans and advances	29,841	33,080	32,848
	A. Sight	*2,523*	*1,917*	*3,398*
	B. Other	*27,318*	*31,163*	*29,450*
IV.	Customer loans	157,773	151,458	154,608
V.	Bonds and other fixed-income securities	117,009	113,334	122,007
	A. Banking activity and other	*101,588*	*104,825*	*109,353*
	1. Government bonds	*36,345*	*36,070*	*41,999*
	2. Other bonds	*65,243*	*68,755*	*67,354*
	B. Insurance activity	*15,421*	*8,509*	*12,654*
VI.	Equities and other variable-income securities	4,906	5,129	5,013
	A. Banking activity and other	*2,007*	*2,205*	*1,905*
	B. Insurance activity	*2,899*	*2,924*	*3,108*
VII.	Long-term investments	1,883	1,704	1,658
	A. Investments accounted for by the equity method	*494*	*470*	*532*
	B. Investments at cost	*1,389*	*1,234*	*1,126*
	1. Banking activity and other	*1,282*	*1,194*	*1,043*
	2. Insurance activity	*107*	*40*	*83*
VIII.	Intangible assets	1,100	1,115	1,044
	A. Organization expense and other intangible assets	*258*	*259*	*233*
	B. Goodwill arising on consolidation	*842*	*856*	*811*
IX.	Property and equipment	1,838	1,984	1,742
X.	Unpaid capital	0	0	0
XII.	Treasury stock	232	221	120
XIII.	Other assets	5,632	5,228	6,039
	A. Banking activity and other	*4,848*	*4,290*	*5,379*
	B. Insurance activity	*784*	*938*	*660*
XIV.	Accruals and other assets	17,626	17,988	18,377
	Total assets	350,924	337,663	347,589

1 Restated for Sept. 30, 2002 and Dec. 31, 2002

DEXIA - CONSOLIDATED BALANCE SHEET (BEFORE INCOME APPROPRIATION)

LIABILITIES AND SHAREHOLDERS' EQUITY

	in millions of EUR	Dec. 31, 2002	Sept. 30, 2002	Sept. 30, 2003
I.	Interbank loans and deposits	68,176	67,168	72,205
	A. Sight	*7,278*	*6,390*	*9,068*
	B. Time	*60,898*	*60,778*	*63,137*
II.	Customer deposits	85,322	80,632	86,643
	A. Savings accounts	*19,917*	*18,858*	*21,870*
	B. Other deposits	*65,405*	*61,774*	*64,773*
	1. Sight	*22,713*	*21,671*	*22,267*
	2. Time	*42,692*	*40,103*	*42,506*
III.	Debt securities	146,505	140,766	134,682
	A. Banking activity and other	*137,444*	*140,463*	*134,183*
	1. Notes and other bonds	*94,103*	*90,493*	*86,819*
	2. Other	*43,341*	*49,970*	*47,364*
	B. Insurance activity	*9,061*	*303*	*499*
IV.	Other liabilities	5,413	4,190	4,255
	A. Banking activity and other	*4,245*	*3,115*	*3,073*
	B. Insurance activity	*1,168*	*1,075*	*1,182*
V.	Accruals and other liabilities	17,458	17,349	20,601
VI.	Reserves	10,821	10,584	11,863
	A. Reserves for contingencies and charges	*1,471*	*1,486*	*1,362*
	B. Provisions for deferred taxes	*971*	*995*	*758*
	C. Technical provisions of insurance activity	*8,379*	*8,103*	*9,743*
VII.	General banking risks reserve	1,842	1,841	1,794
VIII.	Subordinated debt and hybrid capital instruments	5,583	5,772	5,574
	A. Banking activity and other	*5,575*	*5,764*	*5,566*
	B. Insurance activity	*8*	*8*	*8*
IX.	Capital stock	4,744	4,687	4,745
X.	Additional paid-in capital	8,846	8,775	8,846
X.bis	Commitments to capital increase	0	0	0
XI.	Retained earnings	1,056	1,162	1,140
XII.	Revaluation reserve	8	8	8
XIV.	Negative goodwill	318	315	318
XIV.bis	Deducted goodwill	(7,135)	(7,240)	(6,672)
XV.	Cumulative translation adjustments	(46)	(6)	(122)
XVI.	Minority interests	628	637	545
XVII.	Net income for the year	1,385	1,023	1,164
	A. Net income for the year	*1,299*	*957*	*1,103*
	B. Minority interests in net income for the year	*86*	*66*	*61*
	Total liabilities and shareholders' equity	350,924	337,663	347,589

1 - Restated for Sept. 30, 2002 and Dec. 31, 2002

DEXIA CONSOLIDATED OFF-BALANCE SHEET ITEMS

in millions of EUR	Dec. 31, 2002	Sept. 30, 2002	Sept. 30, 2003
I. Contingencies	23,653	27,783	26,759
II. Financing commitments	50,137	54,430	54,866
III. Assets entrusted to the Group	276,098	279,744	294,677
IV. Uncalled amounts of share capital	41	48	38
V. Commitments received	172,984	170,167	168,925
A. Financing commitments	*11,002*	*10,307*	*14,574*
B. Guarantees received	*74,120*	*71,635*	*71,991*
C. Commitments received by insurance companies	*87,862*	*88,225*	*82,360*
VI. Foreign currency transactions	194,299	190,929	187,055
A. Amounts receivable	*96,945*	*95,831*	*92,586*
B. Amounts to be delivered	*97,354*	*95,098*	*94,469*
VII. Financial futures	1,375,782	1,275,570	1,385,610
VIII. Securities transactions	12,974	12,715	5,199
VIII. Other commitments	334,193	343,234	318,022
A. Banking activity and other	*7,223*	*7,122*	*1,034*
B. Insurance activity	*326,970*	*336,112*	*316,988*

1 Restated for Sept. 30, 2002 and Dec. 31, 2002

DEXIA CONSOLIDATED STATEMENT OF INCOME

in millions of EUR	Dec. 31, 2002	Sept. 30, 2002	Sept. 30, 2003
I. Interest income	15,782	11,747	10,342
A. Interest income on interbank transactions	*3,375*	*2,450*	*2,293*
B. Interest income on customer transactions	*7,801*	*5,837*	*5,204*
C. Interest income on bonds and other fixed-income securities	*4,606*	*3,460*	*2,845*
II. Interest expense	(12,923)	(9,663)	(8,097)
A. Interest expense on interbank transactions	*(4,594)*	*(3,416)*	*(3,075)*
B. Interest expense on customer transactions	*(2,328)*	*(1,690)*	*(1,326)*
C. Interest expense on bonds and other fixed-income securities	*(6,001)*	*(4,557)*	*(3,696)*
III. Income from variable-income securities	101	87	72
A. Equities and other variable-income securities	*39*	*36*	*25*
B. Long-term investments	*62*	*51*	*47*
IV. Commission income	1,217	931	828
V. Commission expense	(277)	(204)	(160)
VI. Income from financial transactions	462	412	294
VII. Other banking income	384	256	240
X.* Other banking expense	(309)	(205)	(196)
XXI** Technical and financial margin of insurance activities	720	519	566
Net banking income	**5,157**	**3,880**	**3,889**
VIII.* General operating expense	(2,854)	(2,125)	(2,048)
A. Staff costs	*(1,587)*	*(1,170)*	*(1,066)*
1. Payroll expense	*(1,241)*	*(943)*	*(837)*
2. Social security costs	*(346)*	*(227)*	*(229)*
B. Other general operating expense	*(898)*	*(673)*	*(694)*
1. Taxes other than on income	*(90)*	*(65)*	*(60)*
2. Other general operating expense	*(808)*	*(608)*	*(634)*
C. Network commissions	*(312)*	*(240)*	*(249)*
D. Deferred acquisition costs	*(57)*	*(42)*	*(39)*
IX. Depreciation and amortization	(183)	(233)	(206)
Operating income before allowances	**2,120**	**1,522**	**1,635**
XI. Net losses and allowances for loan losses and off-balance sheet items	(722)	(582)	(119)
XII. Net gains and recoveries of allowances on long-term investments	(36)	(20)	(1)
XIII. Net allocation to the general banking risks reserve	82	82	7
XIV. Amortization of goodwill of fully-consolidated companies	(57)	(39)	(41)
Operating income after allowances	**1,387**	**963**	**1,481**
XV. Nonrecurring income	0	0	0
XVI. Nonrecurring expense	0	0	0
XVII. Corporate income tax	(58)	20	(353)
A. Current taxes	*(345)*	*(204)*	*(379)*
B. Deferred taxes	*287*	*224*	*26*
Income after taxes of fully-consolidated companies	**1,329**	**983**	**1,128**
XVIII. Income and losses from companies accounted for by the equity method	66	48	45
A. Income	*77*	*56*	*46*
B. Losses	*(11)*	*(8)*	*(1)*
XIX. Depreciation and amortization of goodwill of companies accounted for by the equity method	(10)	(8)	(9)
Net income before minority interests	**1,385**	**1,023**	**1,164**
XX. Minority interests	86	66	61
XXI. Net income	1,299	957	1,103

* In order to express the "Net banking income", these headings were transferred keeping the numbers of the European directive 86/635

** Includes the net income of the insurance activity in the net banking income

1 Restated for Sept. 30, 2002 and Dec. 31, 2002

REPORT OF THE BOARD OF AUDITORS ON THE LIMITED REVIEW OF THE QUARTERLY CONSOLIDATED INFORMATION AT 30 SEPTEMBER 2003

20 November 2003

To the Board of Directors of Dexia SA

We have conducted a limited review of the quarterly consolidated information of Dexia SA, at 30 September 2003 composed of a balance sheet, a profit and loss account and an off-balance sheet. Our review consisted principally of analysis, comparison and discussion of the quarterly financial information, in accordance with the recommendation of the Institute of Company Auditors on a limited review. It was therefore less extensive in scope than an audit of the annual accounts. Our review did not reveal any matters requiring significant adjustments to the quarterly consolidated information.

We draw your attention to the fact that some differences remain between the valuation principles applied by certain entities within the Group.

The Board of Auditors,

PRICEWATERHOUSECOOPERS	MAZARS & GUERARD
Reviseurs d'Entreprises SCCRL	Reviseurs d'Entreprises SCCRL
Represented by	Represented by
R. Peirce	*X. Doyen*

(Free translation)

CONTACTS

ROBERT BOUBLIL, DIRECTOR OF INVESTOR RELATIONS

Investor Relations Officers

Brussels
Fax: (32) 2 213 57 80

Peter De Baere
Tel.: (32) 2 213 57 46
e-mail: peter.debaere@dexia.com

Anne Garsoux
Tel.: (32) 2 213 57 49
e-mail: anne.garsoux@dexia.com

Paris
Fax: (33) 1 43 92 71 07

Olivier Leroy
Tel.: (33) 1 43 92 84 47
e-mail: olivier.leroy@dexia.com

Thomas Guittet
Tel.: (33) 1 43 92 80 34
e-mail: thomas.guittet@dexia.com

FINANCIAL CALENDAR

DATES	EVENTS
March 4, 2004	Publication of the 2003 results
May 12, 2004	Annual Shareholders' Meeting
May 12, 2004	Publication of the results as of March 31, 2004
September 2, 2004	Publication of the results as of June 30, 2004
November 16, 2004	Publication of the results as of September 30, 2004

Dexia
Square de Meeûs 1
B-1000 Brussels

Investor Relations Department

Square de Meeûs 1
B-1000 Brussels
Tel.: (32) 2 213 57 46 - 57 49
Fax: (32) 2 213 57 80

7-11, quai André Citroën
F-75901 Paris cedex 15
Tel.: (33) 1 43 92 84 47 - 80 34
Fax: (33) 1 43 92 71 07

SDXI 0026-5 11-03